


03017553

Textron: Action & Results

TEXTRON

2002 Annual Report

We're implementing our strategy...

Fundamentally transforming our company into a networked enterprise of strong, global businesses and powerful brands in attractive industries by:

> Strengthening our "customer-first" culture

> Reengineering the enterprise to leverage the collective power of Textron companies

> Inspiring and rewarding the creativity of our people as they develop innovative products, processes and customer solutions

> Reconfiguring our portfolio while restructuring our businesses for improved performance

> Driving a financial discipline that maximizes our return on invested capital









We're taking action...

> Instilling Textron Six Sigma methodologies and philosophies throughout the organization

> Aggressively managing the supply chain and making the most of our global footprint to drive down costs, improve efficiencies and deliver quality products and services

> Sharpening our focus on the customer through enterprise-wide programs designed to spur innovation and better understand customer needs

> Right-sizing our businesses to succeed in a contracting economy and flourish in a recovering one

> Expanding our programs to recruit, develop and retain highly talented people

> Creating the infrastructure and organization to support our networked, multi-industry enterprise



And we're delivering results.

> Achieved cash and earnings targets while strengthening our balance sheet

> Trained nearly 700 employees in Textron Six Sigma, including 225 full-time Black Belts, and completed more than 100 projects in the program's first year

> Launched scores of new products and services, including one of the most successful business jet introductions in aviation history

> Divested six non-core business lines, further focusing our portfolio

> Completed the second full year of our multi-year restructuring program, achieving $253 million in total savings

> Improved manufacturing operating performance despite the economic downturn

Lewis B. Campbell, Chairman, President and CEO



Textron: Straight Forward

To Our Shareowners, Employees and Customers:
2002 was a year of action and results for Textron – a year in which we continued to strengthen our businesses, permanently driving out costs while shaping a more customer-focused culture. The company-wide transformation strategy we launched in 2000 is yielding tangible benefits. While having a sound strategy is important, success requires disciplined execution – getting it done. And we are.

We advanced our plan to become a networked enterprise of globally strong businesses and powerful brands in attractive industries. We realized this progress despite adverse market conditions – one of the most prolonged economic downturns of recent decades. More importantly, the actions we took in 2002 are delivering improved returns to shareholders while setting the stage for the future growth of our businesses.

Transformation is working
In 2002, the transformation of Textron shifted from planning to *execution*. We initiated major business improvements led by talented managers across every business segment. Collectively, these changes are creating value by:

> Leveraging our company's size and resources as never before
> Implementing common best practices to reduce costs and sharpen our customer focus
> Simplifying and streamlining our mix of businesses
> Generating and sharing innovations across the enterprise
> Improving our financial performance

Financial Results

(Dollars in millions except per share amounts)	2002	2001
Operating Results		
Revenues	$ 10,658	$ 12,321
Segment profit[1]	$ 835	$ 926
Segment profit margin	7.8%	7.5%
Income from operations[2]	$ 364	$ 166
Free cash flow[3]	$ 347	$ 369
Return on invested capital (ROIC)[4]	9.4%	8.9%
Common Share Data		
Diluted earnings per share:[2]		
From operations	$ 2.60	$ 1.16
From operations before special items[5]	$ 3.01	$ 2.32
Dividends per share	$ 1.30	$ 1.30

Footnotes to this table can be found on the inside back cover of this annual report.

The people shown in the pages of this annual report are the men and women of Textron, working every day to create value and reach their potential. They are listed on the back cover.





A steady focus on strategic & financial priorities

In last year's Letter to Shareowners, I described how we had built a strong foundation for change in 2001, supported by a plan that integrates five strategic priorities: Customer Focus, Talent Development, Innovation, Portfolio Management and Enterprise Management. I'm pleased to report that we made substantial progress on this plan, highlighted in the pages to follow.

Galvanized by these strategic priorities, we met our 2002 financial goals and positioned ourselves for even better performance in the future:

> Achieved our earnings and cash flow targets despite a tough economic environment and other challenges that emerged during the year

> Completed the second full year of our multi-year restructuring program, achieving cumulative savings of $253 million, as planned – a $129 million incremental improvement over 2001

> Significantly strengthened our balance sheet

> Launched more than 15 enterprise-wide initiatives that resulted in hundreds of millions of dollars in savings while positioning us for future growth

Looking up in a down economy

Many of our businesses performed well in 2002, while building a solid base for growth and profitability when the economy rebounds. As we promised, Bell Helicopter's *V-22* tiltrotor returned to flight testing, a vital first step toward full-rate production of this revolutionary aircraft. We expect the *V-22* program to generate nearly $5 billion in revenue through the balance of the decade.

Cessna Aircraft also rose to the challenge and fortified its leadership position in the business jet market. Cessna delivered 307 business jets in 2002, nearly matching its record of 313 business jets in 2001. Even with the slight decline in deliveries, Cessna had the highest revenue in its history. In addition, Cessna achieved one of aviation's most successful business jet introductions when it unveiled the new *Mustang* model, accumulating over 325 orders as this annual report went to press. All told, Cessna recorded more than 525 jet orders in 2002, including 164 orders for the new *CJ3* model, which was also unveiled in 2002. The combined backlog for Bell and Cessna exceeds $6 billion as we enter 2003.



Making strides and measuring progress

Total revenues for the year, excluding 2001 divestitures, were essentially flat. Growth was strong at Cessna and in certain other businesses, but was stagnant in our industrial and financial segments. However, some positive trends emerged. We met our earnings-per-share target and made progress in increasing our ROIC (return on invested capital). And, manufacturing profit margins began to show year-over-year improvements as our cost initiatives gained traction during the second half of the year.

In addition to the obvious economic issues, there were other challenges that we surmounted to meet our plan in 2002. While Textron Financial's core businesses performed well, we experienced abnormally high charge-offs in our non-core portfolios, particularly in telecommunications. In 2003 Textron Financial will continue to refocus on its core businesses. Our 2002 earnings were also impacted by a supplier component quality problem that emerged at our Lycoming aircraft engine unit. We launched an unprecedented Customer Care program and dedicated over $30 million to replace these specific components and to compensate customers who were affected by the recalls. Most importantly, we identified the cause of the defects and have instituted corrective processes and controls. We continue to work with the appropriate regulatory agencies to ensure the reliability and safety of all engines that may have been affected by this problem.



Overcoming these challenges only strengthened our commitment to our strategic priorities and reaffirmed our confidence in reaching these goals by 2006:

> ROIC at least 400 basis points higher than our weighted average cost of capital
> Revenue growth, excluding acquisitions, averaging 5 percent per year
> Segment profit margins greater than 12 percent
> Earnings-per-share growth averaging at least 10 percent per year

Harnessing the power of an $11 billion enterprise

As promised, we deployed Textron Six Sigma across the company in 2002. Textron Six Sigma is a proven set of tools and processes aimed at reducing variability, eliminating waste and developing products and services that are precisely aligned with customer needs.

The certified, full-time leaders of Textron Six Sigma projects are called "Black Belts." In less than a year, we trained over 225 Black Belts who completed more than 100 projects. Based on savings generated by these projects, we have already recovered our initial investment in deploying Textron Six Sigma. This was an industry-leading Six Sigma launch, by any measure.

This is just the beginning. We expect to have trained nearly 500 Black Belts by the end of 2003. And hundreds more of our people – including me – will acquire the skills of Textron Six Sigma through Green Belt training. This growing force of Green Belts supports our Black Belt projects and brings the results-driven mindset of Textron Six Sigma to thousands of additional projects across the enterprise.

Having focused most of our projects on eliminating waste and reducing variability, we are now implementing the third element of Textron Six Sigma, called *Design for Six Sigma.* This will help us drive innovation and growth by dramatically improving the way we design products, services and processes. We know that our success begins and ends with customers. This discipline provides a better way to pinpoint true customer requirements and deliver solutions that will win in the marketplace.

Likewise, our Supply Chain Management Initiative is establishing common processes that help us deliver products more quickly and cost-effectively. We are honing our competitive edge by leveraging our purchasing power, engaging in global sourcing and other best practices. In 2003 we will intensify our supply chain efforts in two main areas: strategic sourcing and manufacturing productivity.

We also established *Textron Information Services* as our first enterprise shared services organization. This enables major reduction in our overall IT costs, while providing a solid platform for developing common enterprise systems.





Delivering on our commitments

In 2002 we made meaningful progress in strengthening our businesses and intensifying our customer focus. The Transformation Leadership Team, together with our many Councils and Initiative Teams, are all champions of change. They continually stretch to achieve ambitious goals, and their focus has allowed Textron to make meaningful progress in a relatively short time. Their positive energy and excitement are contagious, and are helping us attract professionals who are passionate about driving shareholder value. Case in point: Steve Loranger joined our senior management team as Chief Operating Officer in 2002. A 21-year veteran of Honeywell, Steve brings strong leadership skills and a wealth of valuable Six Sigma and supply chain management experience.

Though market conditions will continue to be challenging in 2003, we are committed to delivering improved operating results while continuing to build a solid foundation for sustainable long-term growth and profitability. I am confident we have the right strategy and leadership team to realize our objectives. Every decision we make is predicated on providing excellent long-term value for our shareowners, employees and customers. And as always, we deeply appreciate your continued support and confidence.

Sincerely,



Lewis B. Campbell
Chairman, President & CEO






Textron: Action & Results

2002 was marked by action and results. Illustrated by photos of the men and women of Textron as they work to advance our goals, the following pages offer a glimpse into a few of the year's achievements. Read on to learn how Textron is:

Textron Six Sigma accomplished in 2002 what took many companies years to achieve. Using shared best practices and proven tools, we completed more than 100 projects resulting in improved business processes and enhanced customer satisfaction across the enterprise.







Transforming with Textron Six Sigma

Textron Six Sigma is fundamentally transforming the way we do business. While providing a comprehensive, proven set of methodologies to improve our processes, Textron Six Sigma is also enabling our businesses to forge new bonds through a shared language and a common problem-solving approach. In 2002 alone, we achieved what took many other companies years. Hundreds of Textron Six Sigma Black Belts and Green Belts, coming together from all corners of Textron, mastered new tools to eliminate waste and reduce variability. Now, as their projects come to fruition, the impact is hitting the bottom line.

At *Bell Helicopter*, one project tackled the electrical harness assembly for the V-22 tiltrotor. Teams rigorously analyzed and revamped both the production facility and the product workflow. The result: a more satisfied customer and an improvement of more than 30% in both cycle time and inventory. At *E-Z-GO*, a thorough process analysis resulted in a 38% reduction in the number of utility vehicles requiring "rework" after final assembly. Dramatic improvements like these are yielding cost savings and delivering improved products and greater satisfaction to Textron customers.

As Textron Six Sigma continues to become a part of the Textron culture, the number of people involved will grow exponentially, helping us move closer to our goals of being a networked enterprise and delivering better products more efficiently to our customers.

Textron is promoting and rewarding innovations such as the new Kautex Environmental Simulation Dome, which saves time and money by testing fuel systems in extreme conditions without ever leaving the factory.






KAUTEX TEXTRON
Systemtechnik Fahrsimulation

Inspiring Innovation

Innovation keeps us on the competitive edge, and Textron employees around the world are being inspired to solve problems by thinking in new ways. One example, *Kautex's* new Environmental Simulation Dome, allows fuel systems to be pre-tested in extreme driving conditions without ever leaving the factory. This new invention saves time and money for both Kautex and the customer. Not only will Kautex achieve significant savings on testing, but it will also generate new revenue by licensing the technology.

Kautex continued to innovate in 2002 by introducing breakthrough plastic fuel systems that will help auto manufacturers meet the toughest emissions requirements in the world, the Partial Zero Emission Vehicle requirements set by the state of California. In 2002, Kautex received two of the world's first production orders for these environment-friendly systems, which will begin to appear in automobiles within the next 3-4 years. At that time, California alone is expected to require some 400,000 vehicles to meet these new standards.

Innovations like the Environmental Simulation Dome and others have been recognized with the "Textron Chairman's Award for Innovation," designed to celebrate and reward employees whose innovations directly contribute to Textron's growth, profitability or competitive position. Eighty-seven innovations were recognized through this program in 2002 as part of an ongoing effort to inculcate a passion for innovation and drive customer satisfaction and organic growth throughout the Textron family of companies.



Textron companies are working together in new ways to maximize our approach to the supply chain. One example: Bell Helicopter and Cessna Aircraft Company are negotiating jointly with vendors to help cut costs on raw materials.

Leveraging the Supply Chain

The supply chain received significant attention this year as Textron accelerated its efforts to drive down costs while improving customer satisfaction. In one case at *Bell Helicopter*, that meant combining buying power with *Cessna Aircraft Company* to help enhance their cost position with top suppliers. When Bell faced a significant price increase from a raw materials supplier who was also doing business with Cessna, the two Textron units joined forces and presented a united negotiating front. Not only did Bell avoid the increase, but the two businesses successfully applied this strategy to realize savings from other suppliers as well.

Practices like joint negotiation, coupled with new strategic global sourcing centers in Poland and those planned for Asia and Mexico, will enable Textron to access lower-cost sources of supply around the globe. And as we continue to drive cost-saving processes across the supply chain, we are using Textron Six Sigma tools to uncover additional opportunities.

Led by Textron's Supply Chain Council, a group of senior manufacturing and sourcing leaders representing each segment, this effort is engaging people at every level of the organization. From sourcing to manufacturing, distribution to field service and support, our businesses are leveraging opportunities as never before.

After reorganizing to better leverage all its assets, Textron Fastening Systems is winning more business with integrated solutions such as sheet metal automotive components.







Integrating Solutions

After several years of acquisition activity, *Textron Fastening Systems* had assembled one of the broadest product and service arrays in the industry. However, this benefit was not readily apparent to customers, who continued to buy the standard products they had known for years. Textron Fastening Systems saw the opportunity to integrate its operations and assets, and move beyond commodity fastening parts to offer customers more comprehensive, value-adding fastening solutions.

In 2002 Textron Fastening Systems reorganized to create a new global technology, sales and marketing team equipped to coordinate customer requirements on multiple continents. The company moved and consolidated manufacturing operations to achieve greater efficiency, and now offers an array of fully integrated fastening solutions to customers.

Among the early results: Textron Fastening Systems is quoting and winning more business. Sales quote capture rates rose by 50% from March to December. The new "one face to the customer" approach allowed the company to increase its sales per vehicle over 2001 levels with key automotive manufacturers. In addition, Textron Fastening Systems brought together sales, product management and operations people from the United States, the Czech Republic, Malaysia and China to win a significant new contract supporting a well-known desktop-computer manufacturer.

At Textron Financial, every employee has an opportunity to engage with clients. It's one example of how Textron businesses are developing stronger relationships with customers.



Connecting with Customers

Every Textron employee aims to develop a deeper understanding of customer needs, but not everyone has the opportunity for direct customer interaction. So, in June, every *Textron Financial* employee personally connected with up to 15 clients to learn about their experience with the company and ask how it might be improved. By the end of the event, more than 1,000 Textron Financial employees engaged with 11,865 customers. Not only did clients appreciate the effort, but even "behind the scenes" employees had an opportunity to better understand the customer's perspective.

This regular practice at Textron Financial is one of many efforts across the enterprise helping us get even closer to our customers. *Bell Helicopter* and *Cessna Aircraft Company* are well known for involving customers in the aircraft design and planning process, and this year Cessna joined Bell in being ranked number one in their respective industries in customer service by the "Professional Pilot" annual independent survey.

Across the enterprise we're gaining rich, data-driven customer insight through the *Textron Brand Asset Management* methodology, a rigorous approach to understanding customer needs and delivering on brand expectations. We're also injecting this customer perspective into the strategic planning process. Moving into 2003, our *Design for Six Sigma* strategy will transform the way Textron businesses develop products and services, using an intensely customer-driven approach.

Cessna Aircraft Company continued a tradition of market leadership with the highly successful introduction of two groundbreaking business jets, the Citation CJ3 and the Citation Mustang.



Reaching New Heights in Aviation

Over the past 75 years, *Cessna Aircraft Company* has established itself as the worldwide leader in general aviation by consistently introducing new products that redefine standards for aircraft design. In 2002, Cessna again raised the bar by introducing two new business jets designed to broaden the market and make these aircraft accessible to a new category of customer.

The Citation Mustang, a breakthrough entry-level jet, provides more speed, range and altitude capability than currently offered by any single- or multi-engine piston or turboprop aircraft – all at 40% less than the lowest-priced business jet in the market today.

The new Citation CJ3 incorporates many features of the immensely popular Citation CJ1 and CJ2, and offers greater speed, range and comfort.

Though the company anticipated positive market reaction, the introduction of the Mustang and CJ3 surpassed projections with unprecedented initial customer demand. Entering 2003, the Citation Mustang and the CJ3 accounted for $1.7 billion in new orders.

People are the foundation of Textron's success, and 2002 was a year of major strides in Talent Development. Our accomplishments include a new Performance Management Process that is being adopted across the enterprise.







Growing the Best & Brightest

Attracting and developing top talent is among Textron's strategic priorities, and in 2002 we made major strides in enabling employees' continued development and helping them reach their potential.

Our new enterprise-wide *Performance Management Process* is being adopted by more than 18,000 employees worldwide. It focuses on developing job-related competencies that are critical to aligning individual performance with enterprise- and business-specific objectives.

Strengthening our organization also requires aggressive, enterprise-wide training and development. In 2002, several new programs rolled out across the organization. Close to 700 employees participated in our new *Textron Six Sigma* Black Belt, Green Belt and Champion training programs. Armed with new skills, they're now positioned for increased career mobility across the enterprise. In addition, more than 500 employees participated in various Textron leadership training programs, including those hosted by leading educational institutions such as The Wharton School and The American Graduate School of International Management at Thunderbird. In 2003, we will introduce our new *Developing Leadership Excellence Program* aimed at helping Textron managers develop competencies that are integral to the achievement of Textron's strategic priorities. This highly customized, regional training program gives our managers the opportunity to learn from each other while gaining a deeper understanding of the company through Textron business case studies.



Several Textron companies are well suited to support the U.S. strategy for Homeland Security with products such as the Motor Lifeboat, currently in service with the U.S. Coast Guard.

Defending Freedom

Textron has long provided leading-edge products and systems to the U.S. military and allied countries. On land, sea, and in the air, Textron businesses are well equipped to continue that tradition and to support the new U.S. Department of Homeland Security during a time marked by mounting threats of terrorism.

Bell Helicopter's Eagle Eye unmanned tiltrotor air vehicle has been selected for the Coast Guard's Integrated Deepwater System program, aimed at strengthening the service's ability to protect our coastlines, and Bell is upgrading 280 helicopters as part of the U.S. Marine Corps' (USMC) H-1 upgrade program. In addition, the U.S. Special Operations Command and the USMC intend to use the Bell Boeing V-22 Osprey tiltrotor to aid in their fight against terrorism. This unique aircraft can take off and land like a helicopter, but flies with the speed and range of an airplane. Bell has also created an internal organization dedicated to supporting the new Homeland Security cabinet office and related agencies.

Textron Systems' Motor Lifeboat, built for the U.S. Coast Guard, is designed for heavy-weather rescue, and today helps protect U.S. coastlines, harbors and bridges. In addition, Terrain Commander, the world's most advanced unmanned surveillance system, can help to secure key sites including airfields, chemical and nuclear facilities, and national borders. Textron Systems' Cadillac Gage family of vehicles includes the Armored Security Vehicle and PeaceKeeper II. These vehicles provide quick response in convoy protection, base security, law enforcement, riot control and SWAT operations.



Aircraft

Includes **Bell Helicopter**, an international leader in vertical takeoff and landing aircraft for the commercial and military markets, and **Cessna Aircraft Company**, the world's largest manufacturer of light and mid-size business jets, utility turboprops, and single-engine piston aircraft. This segment also includes **Lycoming**, a manufacturer of piston aircraft engines and replacement parts for the general aviation market.



Fastening Systems

Textron Fastening Systems is an integrated fastening solutions provider, offering design, engineering, manufacturing and logistics solutions that improve the efficiency of customers' manufacturing processes. Textron Fastening Systems serves the automotive, telecommunications, aerospace, electronics, construction and transportation markets.

Textron: Strong Businesses & Brands

Textron Inc. (**NYSE: TXT**) is an $11 billion multi-industry company with approximately 49,000 employees in 40 countries. The company leverages its global network of businesses to provide customers with innovative solutions and services in industries such as aircraft, fastening systems, industrial products and components, and finance. Textron is known around the world for its powerful brands, such as Bell Helicopter, Cessna Aircraft, Kautex, Lycoming, E-Z-GO and Greenlee, among others. More information is available at **www.textron.com**.



Industrial Components

Includes **Kautex**, leading global supplier of automotive plastic fuel tank systems and blow-molded functional components; **Textron Fluid Handling Products**, producer of pumps and systems used in the plastics, chemical, refining, oil and gas, power generation and pharmaceutical industries; and **Textron Power Transmission**, manufacturer of mechanical power transmission components and systems for the industrial, mining, mobile equipment and transportation markets.



Industrial Products

Includes **E-Z-GO**, the #1 golf car manufacturer in the world; **Greenlee**, leading manufacturer of products for wire and cable installation and maintenance in residential, commercial and industrial facilities; **Tempo**, maker of tools and test instruments for the communications market; **Jacobsen**, maker of professional mowing and turf maintenance equipment, and multi-purpose turf trucks for the worldwide golf, municipal, commercial and sports markets; **OmniQuip**, producer of telescopic material handlers for the light construction market; and **Textron Systems**, manufacturer of advanced systems for the defense and aerospace markets.



Finance

Textron Financial is a diversified commercial finance company with core operations in aircraft finance, asset-based lending, distribution finance, golf finance, resort finance and structured capital. Textron Financial also provides financing programs for products manufactured by Textron Inc. Other services and products include transaction syndications, equipment appraisal and disposition, portfolio servicing and insurance brokerage.

Business Segment Data

(In millions)	Revenues			Segment Profit*			Segment Profit Margins		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Aircraft	$ 4,922	$ 4,797	$ 4,537	$ 452	$ 338	$ 475	9.2%	7.0%	10.5%
Fastening Systems	1,650	1,679	1,996	68	62	192	4.1	3.7	9.6
Industrial Products	1,841	1,974	2,248	83	106	296	4.5	5.4	13.2
Industrial Components	1,615	3,162	3,618	115	215	341	7.1	6.8	9.4
Finance	630	709	691	117	205	202	18.6	28.9	29.2
	$10,658	$12,321	$13,090	$ 835	$ 926	$1,506	7.8%	7.5%	11.5%
Special charges**				(128)	(437)	(483)			
Segment operating income				707	489	1,023			
Gain on sale of businesses, net				5	342	—			
Goodwill amortization				—	(98)	(96)			
Corporate expenses and other, net				(114)	(152)	(164)			
Interest expense, net				(108)	(162)	(152)			
Income before income taxes and distribution on preferred securities				$ 490	$ 419	$ 611			

* *Segment profit represents the measurement used by Textron to evaluate performance for decision making purposes. Segment profit for manufacturing segments does not include interest expense, certain corporate expenses, goodwill amortization, special charges and gains and losses from the disposition of significant business units. The measurement for the finance segment includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust, and excludes special charges and goodwill amortization.*

** *Special charges includes goodwill, other intangible asset and investment impairment write-downs and restructuring expenses. In 2002, special charges totaled $34 million in Industrial Products, $28 million in Aircraft, $18 million in Fastening Systems, $9 million in Industrial Components and $39 million in Corporate. In 2001, special charges totaled $337 million in Industrial Products, $44 million in Fastening Systems, $31 million in Industrial Components, $6 million in Aircraft, $3 million in Finance and $16 million in Corporate. In 2000, special charges totaled $214 million in Industrial Components, $128 million in Fastening Systems, $24 million in Industrial Products and $117 million in Corporate.*

2002 Revenues



Finance $630 6%
Industrial Products $1,841 17%
Aircraft $4,922 46%
Fastening Systems $1,650 16%
Industrial Components $1,615 15%

2002 Segment Profit



Finance $117 14%
Industrial Products $83 10%
Aircraft $452 54%
Fastening Systems $68 8%
Industrial Components $115 14%

Financial Table of Contents

Management's Discussion and Analysis

Results of Operations


Revenues
$13,090
$12,321
$10,658
00
01
02
10%
(6%)
(13%)


Earnings per Share*
$1.90
$1.16
$2.60
00
01
02
(53%)
(39%)
124%

*Income from operations – diluted

Textron Inc.

2002 vs. 2001

Revenues decreased to $10.7 billion in 2002 from $12.3 billion in 2001, primarily due to the divestitures of Automotive Trim (Trim), Turbine Engine Components Textron (TECT) and a number of other businesses that contributed $1.7 billion to the decrease. Excluding the divestitures, higher sales in Aircraft and Industrial Components were partially offset by lower sales in Industrial Products and Finance, as more fully discussed in the segment commentary that follows. Income before cumulative effect of change in accounting principle, net of income taxes, was $364 million for 2002 compared to $166 million for 2001. Diluted earnings per share before cumulative effect of change in accounting principle, net of income taxes, were $2.60 in 2002 and $1.16 in 2001. Including the impact of the change in accounting principle, Textron recorded a net loss of $124 million or $0.88 per share for 2002, compared to net income of $166 million or $1.16 per share for 2001. During 2002, Textron recognized pre-tax special charges of $128 million, a net pre-tax gain of $5 million on the sale of businesses and recorded a cumulative effect of change in accounting principle, net of income taxes, of $488 million. In 2001, Textron recognized pre-tax special charges of $437 million and a pre-tax gain of $342 million on the sale of two businesses.

Special charges of $128 million in 2002 included restructuring expense of $90 million and a write-down of $38 million related to Textron's common stock holdings in Collins and Aikman Corp. Special charges of $437 million in 2001 included goodwill and other intangible asset impairment charges of $319 million, restructuring expense of $109 million and e-business investment losses of $9 million.

Textron recorded a net $5 million pre-tax gain on the sale of businesses in 2002. In the second quarter of 2002, a $25 million pre-tax gain was recorded from transactions related to the divestiture of Trim in 2001. In the fourth quarter of 2002, a $20 million pre-tax loss was recorded on the sale of Snorkel and the OmniQuip Textron Inc. holding company to Elwood Holdings, LLC. This transaction created a tax benefit related to the goodwill write-off of OmniQuip Textron Inc. in 2001, at which time only a portion of the tax benefit was realized, resulting in an after-tax gain of $34 million. In 2001, Textron recorded a $342 million gain on the sale of two businesses. In the fourth quarter of 2001, a gain of $339 million was recorded on the sale of Trim to Collins & Aikman Products Co., a subsidiary of Collins & Aikman Corporation (C&A) and, in the third quarter of 2001, a gain of $3 million was recorded on the sale of TECT.

In January 2002, Textron reorganized management responsibility for several divisions which were previously reported in the Automotive and Industrial Products segments into the newly created Industrial Components segment. The Industrial Components segment includes the Fluid Handling Products and Power Transmission Products divisions, the former Automotive divisions and TECT. In addition, management responsibility for Textron Lycoming was transferred to the Aircraft segment.

Effective December 30, 2001, Textron adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under this Statement, goodwill and certain assets with indefinite lives are no longer amortized and must be tested for impairment annually. Textron also adopted the remaining provisions of SFAS No. 141 "Business Combinations" on December 30, 2001, which requires intangible assets that do not meet the new criteria set by this Statement to be classified as goodwill upon adoption. Amortization will continue to be recorded on other intangible assets not classified as goodwill. In 2001, reported pro forma net income excluding amortization of goodwill was $254 million, or $1.78 per diluted share. To reflect the adoption of SFAS No. 142 and the fact that Textron does not include amortization of goodwill in its internal evaluation of segment performance, Textron has recast its segment data for comparability by reclassifying goodwill amortization out of segment profit in prior periods.

During 2002, Textron recorded an after-tax transitional goodwill impairment charge of $488 million, which is reported in the caption "Cumulative effect of change in accounting principle, net of income taxes". This after-tax charge relates to the following segments: $274 million in Industrial Products; $111 million in Industrial Components; $88 million in Fastening Systems; and $15 million in Finance. For Industrial Products, the primary factor resulting in the impairment charge was the difficult economic environment in the telecommunication industry which has experienced a significant decline in demand. This decline has resulted in lower sales and operating margins than originally anticipated with the acquisitions of the InteSys and Tempo businesses. For Industrial Components and Fastening Systems, the primary factor was the decline in demand in certain industries in which these segments operate due to the economic slowdown. The Finance segment's impairment charge was in its franchise finance division and was primarily the result of decreasing loan volumes and an unfavorable securitization market. No impairment charge was appropriate for these segments under the previous goodwill impairment accounting standard, which Textron applied based on undiscounted cash flows.

Segment profit of $835 million in 2002 decreased $91 million from $926 million in 2001 primarily due to low volume manufacturing inefficiencies, the divestitures of Trim and TECT, which contributed $95 million to the decrease, lower results in the Finance segment, changes in sales volume and an unfavorable mix, the cost related to the recall, inspection and customer care program at the aircraft engine business and an increase in reserves for receivables and inventory. These decreases were partially offset by unfavorable 2001 profit adjustments at Bell Helicopter, the benefit of restructuring activities and higher pricing. The preceding items are discussed more fully in the segment commentary that follows.

Corporate expenses and other, net decreased $38 million primarily due to $15 million in lower stock-based compensation and related hedge costs, royalty income of $13 million in 2002 related to the Trim divestiture, lower costs of $5 million as a result of organizational changes made in the third quarter of 2001 and higher income of $4 million related to retirement plans, partially offset by an increase of $7 million in product liability reserves related to exited businesses.

Interest expense, net decreased $54 million primarily due to the benefit of $45 million as a result of a lower level of average debt primarily from the pay down of debt with the proceeds from the divestiture of Trim, the benefit of a lower interest rate environment and the receipt of $5 million for accumulated interest on the preferred shares that C&A repurchased.

Income taxes – The effective tax rate for 2002 was 20.4% compared to the federal statutory income tax rate of 35.0%. The lower effective rate was primarily due to the tax impact of 9.5% related to the sale of the Snorkel business and the OmniQuip Textron Inc. holding company, a favorable change in the tax law related to the deductibility of dividends paid on company stock held by an employee stock ownership plan of 3.7% (1.8% of this reduction represents a nonrecurring benefit upon implementation of the new tax law), a benefit of 2.5% for a tax refund as a result of the settlement of a prior year tax dispute and 1.8% related to the benefit from export sales, partially offset by the impact of 2.1% for state income taxes and 1.4% for permanent items related to the divesture of Trim. The effective tax rate for 2001 was 54.2% compared to the federal statutory income tax rate of 35.0%. The higher effective rate was primarily due to the impact of 22.3% for the non-tax deductibility of goodwill written off in 2001, 2.7% for permanent items related to the divesture of Trim and 2.7% for state income taxes, partially offset by 2.9% related to the benefit from export sales.

Outlook

At this time, there are no indications that the weakened economy has begun to recover. Textron anticipates its markets will remain sluggish during 2003. Total revenues are expected to be down about 6%, primarily as a result of lower jet deliveries at Cessna Aircraft. To strengthen operating efficiencies and better align its operations with current economic and market conditions, Textron will continue to incur restructuring charges from its previously announced program through 2004. As a result of strong cost reduction programs, Textron expects to improve segment margins in 2003.

2001 vs. 2000

Revenues decreased to $12.3 billion in 2001 from $13.1 billion in 2000, primarily due to softening sales in most short-cycle businesses and pricing pressures, partially offset by higher aircraft sales. Net income was $166 million for 2001, down from $218 million in 2000. Diluted earnings per share before the cumulative effect of change in accounting principle, net of income taxes, were $1.16 in 2001 and $1.90 in 2000. During 2001, Textron recognized special charges of $437 million and a gain of $342 million on the sale of Trim and TECT. In 2000, Textron recognized $483 million in special charges and recorded a cumulative effect of a change in accounting principle, net of income taxes, of $59 million for the adoption of the EITF consensus on Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long Term Supply Arrangements".

Special charges of $437 million in 2001 included goodwill and other intangible asset impairment charges of $319 million, restructuring expense of $109 million and e-business investment losses of $9 million. Special charges of $483 million in 2000 included goodwill impairment charges of $349 million, e-business investment losses of $117 million and restructuring expenses of $17 million.

Segment profit of $926 million in 2001 decreased $580 million from $1,506 million in 2000 due to lower sales volumes and pricing pressures at Industrial Components, Fastening Systems and Industrial Products, lower profit at Bell Helicopter due primarily to reduced profitability on certain military contracts and commercial helicopter programs, manufacturing inefficiencies resulting from reduced production at Fastening Systems and Industrial Products, and $34 million in costs related to restructuring incurred in 2001. These negative factors were partially offset by higher Citation business jet volume at Cessna Aircraft, the benefit of restructuring and other cost reduction activities and an increase in syndication and securitization income in the Finance segment. The preceding items are discussed more fully in the segment commentary that follows.

Corporate expenses and other, net decreased $12 million, due primarily to the impact of organizational changes made in 2000.

Interest expense, net for Textron Manufacturing increased $10 million. Interest expense increased $4 million due to a higher level of average debt, primarily as a result of lower cash flow from operations during the first nine months of 2001, partially offset by the benefit of a lower interest rate environment. Interest income decreased $6 million due to the settlement of a note receivable in 2000.

Income Taxes - the effective tax rate for 2001 was 54.2% compared to the federal statutory income tax rate of 35.0%. The higher effective rate was primarily due to the impact of 22.3% for the non-tax deductibility of goodwill written off in 2001, 2.7% for permanent items related to the divesture of Trim and 2.7% for state income taxes, partially offset by 2.9% related to the benefit from export sales. The effective tax rate for 2000 was 50.4% compared to the federal statutory income tax rate of 35.0%. The higher effective rate was primarily due to the impact of 19.0% for the non-tax deductibility of goodwill written-off during 2000 and 3.8% for state income taxes, partially offset by 1.9% related to the benefit from export sales.

Aircraft

Revenues



$4,537
$4,797
$4,922
00
01
02
9%
6%
3%

Segment Profit



$475
$338
$452
00
01
02
24%
(29%)
34%

Aircraft

2002 vs. 2001

The Aircraft segment's revenues and profit increased $125 million and $114 million, respectively.

- Cessna Aircraft's revenues increased $110 million primarily due to higher sales volume of used aircraft of $125 million, higher pricing of $115 million (including the favorable impact of $68 million related to the expiration of lower introductory pricing on certain business jet models), higher spare parts and service sales of $17 million and higher Caravan sales of $9 million. These increases were partially offset by $89 million in lower sales volume of single engine piston aircraft and aircraft engines, lower Citation business jet volume of $49 million and higher trade-in allowances of $15 million for used aircraft. Profit decreased $28 million reflecting cost of $31 million related to the recall, inspection and customer care program at the Lycoming aircraft engine business as described below. Excluding the impact of the above program at Lycoming, profit increased $3 million due to higher pricing of $115 million and the net benefit of $5 million from restructuring activities, partially offset by inflation of $60 million, the impact of $26 million for trade-in allowances and inventory write-downs related to the valuation of used aircraft, an unfavorable sales mix of $19 million (due to higher volume of used aircraft at minimal contribution) and start-up costs of $14 million for the new Sovereign business jet.

In August 2002, the Lycoming aircraft engine business recalled approximately 950 airplane engines to replace potentially faulty crankshafts manufactured by a third party supplier. In conjunction with a Federal Aviation Administration (FAA) directive, aircraft with these engines have been grounded. After detecting a potentially defective crankshaft in an aircraft beyond the group included in the August recall, Lycoming and the FAA mandated inspection of all turbocharged aircraft with engines that use this specific component. This precautionary measure applies to an additional 736 engines, which are being tested in the field within the next 50 hours of operation or within six months, whichever comes first. Lycoming anticipates that only a portion of the crankshafts in the additional engines will need to be replaced. Lycoming has initiated a comprehensive customer care program to replace the defective crankshafts, make any necessary related repairs, and compensate its customers for the loss of use of their aircraft during the recall. Textron is continuing to monitor performance of the crankshafts previously supplied by the third party supplier to ensure that the current recall, inspection and customer care program adequately covers all engines with potentially faulty crankshafts. It is possible that additional engines outside of the current recall could potentially be affected. Lycoming also initiated a program for the inspection and possible replacement of potentially defective zinc-plated bolts manufactured by a third party supplier for use in certain aircraft engines. Textron's reserves for the recall, inspection and customer care program are based on management's best estimate as of December 28, 2002. Actual costs could vary depending upon the actual experience of the program, recoveries received from third parties or an expansion of the existing program.

During 2002, Citation business jet deliveries decreased to 307 jets from a record 313 in 2001 resulting in lower business jet volume. The current downturn in the business jet market has caused Cessna to reduce its production for 2003, scheduling about 220 jet deliveries. Cessna has responded to the market downturn by realigning its cost structure to anticipated market demand. Cessna's backlog as of December 28, 2002 includes new Citation business jet models currently under development which are scheduled to begin delivery in 2004. Cessna's wide array of products and its strong backlog, combined with an improved cost structure should put Cessna in a position to grow when its markets recover.

- Bell Helicopter's revenues increased $15 million due to higher revenue of $93 million from the U.S. Government, partially offset by lower commercial sales of $78 million. U. S. Government revenues increased primarily due to higher revenue of $130 million on the V-22 program, partially offset by lower revenue of $25 million on the Huey and Cobra upgrade contracts. Sales in the commercial business primarily reflected lower commercial aircraft sales of $96 million, partially offset by higher commercial spares and service sales of $44 million. Bell's profit increased $142 million primarily as a result of unfavorable 2001 profit adjustments of $149 million, including $124 million related to reduced profitability expectations or losses on certain development and production contracts and $25 million related primarily to receivable and inventory reserve increases. Excluding the 2001 profit adjustments, profit decreased $7 million as a result of lower profit of $30 million in the commercial business, partially offset by higher profit of $13 million in the U.S. Government business and $10 million in cost incurred in 2001 related to outsourcing the manufacture of certain parts. Lower profit of $30 million in the commercial helicopter business primarily reflected reduced pricing of $20 million related to one commercial helicopter model, increased production and warranty costs of $20 million, increased reserves of $15 million related primarily to receivables, lower income of $11 million ($6 million in 2002 vs. $17 million is 2001) from a joint venture partner related to the BA609 program, a lower contribution of $9 million from the decrease in commercial helicopter sales and increased costs of $9 million on a foreign military contract, partially offset by lower product development costs of $30 million and a benefit of $18 million related to the higher spares and service sales.

  In December 2000, the U.S. Marine Corps temporarily restricted use of their V-22 tiltrotor aircraft pending an investigation by the Department of Defense of a mishap. In April 2001, a Blue Ribbon Panel appointed by the U.S. Secretary of Defense recommended specific changes to the software and hydraulic systems and issued its unanimous recommendation for continuation of the program. As authorized by an Acquisition Decision Memorandum signed by the Department of Defense in December 2001, the V-22 program continues to proceed at low-rate production levels. The V-22 returned to flight operations in May 2002 for extensive flight testing which is a prerequisite for returning to operational use. In August 2002, Bell was awarded a modification to its contract for the next two lots, totaling twenty aircraft, and in January 2003, a contract was awarded for long lead efforts on an additional 11 aircraft.

  Revenues under the V-22 low-rate initial production contract are recorded as costs are incurred, primarily due to the significant engineering effort required over a lengthy period of time during the initial development stage in relation to total contract volume. Under the low-rate production releases, Textron continues to manufacture aircraft which may subsequently be modified for engineering changes. Beginning with new production releases in 2003, the development effort will be substantially completed. As a result, revenue on new production releases will be recognized as units are delivered.

2001 vs. 2000

The Aircraft segment's revenues increased $260 million, while profit decreased $137 million.

- Cessna Aircraft's revenues increased $219 million due to higher sales volume of Citation business jets of $223 million, higher pricing of $111 million and higher spare parts and service sales of $16 million. These increases were partially offset by lower sales of used aircraft of $47 million, lower sales volume of single engine piston aircraft and aircraft engines of $25 million, higher trade-in allowances of $25 million for used aircraft and lower Caravan sales of $22 million. Profit increased $47 million primarily as a result of higher pricing of $111 million, improved cost performance of $20 million and the contribution of $14 million from the higher volume, partially offset by inflation of $37 million, the impact of $34 million for trade-in allowances and inventory write-downs related to the valuation of used aircraft and higher product development expense of $27 million related to the Sovereign business jet.
- Bell Helicopter's revenues increased $41 million due to higher revenue of $79 million from the U.S. Government, partially offset by lower commercial sales of $38 million. U.S. Government revenues increased primarily due to higher revenue of $54 million on the V-22. Sales in the commercial business primarily

reflected lower foreign military sales of $74 million, partially offset by higher commercial spares and service sales of $21 million. Bell's profit decreased $184 million primarily due to $124 million related to reduced profitability expectations or losses on certain development and production contracts and $25 million related primarily to receivable and inventory reserve increases. The reduced profitability expectations were based on program reviews in the second half of 2001, and reflect the clarification of several matters including extended development schedules and planned design changes on a number of programs, as well as ongoing development efforts. Profit also decreased due to higher selling and administrative expense of $24 million, primarily related to hardware and software system upgrades, lower income of $13 million ($17 million in 2001 vs. $30 million in 2000) from a joint venture related to the BA609 program, $10 million of cost related to outsourcing the manufacture of certain parts and the contribution of $9 million from lower foreign military sales, partially offset by a benefit of $10 million related to the higher spares and service sales and a favorable LIFO inventory reserve adjustment of $8 million from a reduction in inventories.

Fastening Systems

Revenues


$1,996
$1,679
$1,650
00
01
02
(3%)
(16%)
(2%)

Segment Profit


$192
$62
$68
00
01
02
(6%)
(68%)
10%

Fastening Systems

2002 vs. 2001

The Fastening Systems segment's revenues decreased $29 million, while profit increased $6 million. The revenue decrease was primarily due to the divestiture of non-core product lines of $30 million and customer price reductions of $29 million, partially offset by the favorable impact of foreign exchange of $27 million in the European operations and higher sales volume of $3 million. Profit increased primarily due to the improved cost performance of $40 million and the impact of a $5 million loss on the sale of non-core product lines in 2001, partially offset by customer price reductions of $29 million and a reduced contribution of $11 million from an unfavorable mix.

2001 vs 2000

The Fastening Systems segment's revenues and profit decreased $317 million and $130 million, respectively. The revenue decrease was primarily due to lower sales volume of $266 million as a result of depressed market demand in most businesses, customer price reductions of $37 million and the unfavorable impact of foreign exchange of $20 million in the European operations, partially offset by the contribution of $6 million from acquisitions. Profit decreased primarily due to a reduced contribution of $67 million from the lower sales volume, customer price reductions of $37 million, unfavorable cost performance of $11 million, a customer warranty issue of $7 million and a $5 million loss on the sale of a non-core product line. The unfavorable cost performance of $11 million related to low volume manufacturing inefficiencies, primarily as a result of production decreases to reduce inventory levels and the impact of smaller lot sizes, partially offset by the net benefit of restructuring activities of $19 million.

Industrial Products

Revenues


$2,248
$1,974
$1,841
00
01
02
38%
(12%)
(7%)

Segment Profit


$296
$106
$83
00
01
02
28%
(64%)
(22%)

Industrial Products

2002 vs. 2001

The Industrial Products segment's revenues and profit decreased $133 million and $23 million, respectively. Revenues decreased in most of the segment's businesses primarily due to lower sales of $133 million from depressed markets and the divestiture of non-core product lines of $20 million during 2001, partially offset by higher revenues of $13 million in the aerospace and defense business. Profit decreased primarily due to a reduced contribution of $67 million from the lower sales volume, a $32 million increase in receivable reserves and the nonrecurring impact of a gain of $5 million on the sale of a product line in 2001, partially offset by improved cost performance of $72 million, including the benefit of $49 million from restructuring activities, and the favorable impact of $7 million from losses recorded in 2001 related to divested product lines.

2001 vs. 2000

The Industrial Products segment's revenues and profit decreased $274 million and $190 million, respectively. Revenues decreased in most of the segment's businesses primarily due to lower sales of $349 million from depressed markets, with the largest decreases in the light construction equipment and the golf car and turf care businesses, partially offset by the contribution of $50 million from acquisitions and higher revenues of $27 million in the aerospace and defense business. Profit decreased primarily due to unfavorable cost performance of $102 million and a reduced contribution of $100 million from the lower sales volume, partially offset by the contribution of $9 million from acquisitions and a $5 million gain on the sale of a small product line. The unfavorable cost performance of $102 million, primarily in the light construction, golf car and turf care businesses, was primarily caused by manufacturing inefficiencies of $110 million resulting from reduced production and the shut-down of certain facilities in an effort to reduce inventory levels, a write-down of $16 million of used golf car and other inventories, the impact of $12 million of higher rebates to stimulate sales and an increase of $12 million in the reserve for receivables, partially offset by the net benefit of $49 million from restructuring activities. During 2001, Textron recorded an impairment charge at OmniQuip of $317 million, including goodwill of $306 million and intangibles of $11 million, as discussed in the "Special Charges" section.

Industrial Components

Revenues



$3,618
$3,162
$1,615
00 01 02
2% (13%) (49%)

Segment Profit



$341
$215
$115
00 01 02
5% (37%) (47)%

Industrial Components

2002 vs. 2001

The Industrial Components segment's revenues and profit decreased $1,547 million and $100 million, respectively. Revenues and profit declined $1.666 billion and $94 million, respectively, due to the divestitures of Trim, TECT and several small product lines in 2001. Excluding the divestitures, revenues increased $119 million while profit decreased $6 million. The revenue increase was primarily due to higher sales volume of $166 million at Kautex, primarily as a result of new product launches and a stronger automotive market, and the favorable impact of foreign exchange of $27 million, partially offset by lower volume of $51 million in the industrial businesses as a result of soft markets and customer price reductions of $23 million. Excluding the divestitures, the profit decrease was primarily due to customer price reductions of $23 million and the nonrecurring impact of a gain of $7 million on the sale of a product line in 2001, partially offset by improved cost performance of $12 million and a contribution of $10 million from the higher volume.

2001 vs. 2000

The Industrial Components segment's revenues and profit decreased $456 million and $126 million, respectively. Revenues decreased due to lower volume of $334 million, primarily due to North American automotive original equipment manufacturer production decreases, the divestiture of non-core product lines of $92 million, customer price reductions of $75 million and the unfavorable impact of foreign exchange of $20 million, partially offset by the contribution from acquisitions of $65 million. Profit decreased due to the reduced contribution of $99 million from the lower sales, customer price reductions of $75 million, the lower contribution of $7 million from the sale of non-core product lines and the unfavorable impact of $6 million from foreign exchange, partially offset by improved cost performance of $52 million and a $7 million gain on the sale of a small product line.

Finance

Revenues



$691
$709
$630
00 01 02
49% 3% (11%)

Segment Profit



$202
$205
$117
00 01 02
53% 1% (43)%

Finance

2002 vs. 2001

The Finance segment's revenues and profit decreased $79 million and $88 million, respectively. Revenues decreased primarily due to lower average yields on finance receivables of $95 million (7.7% in 2002, compared to 9.4% in 2001) reflecting the lower interest rate environment, primarily due to reductions in the prime rate, partially offset by $8 million due to higher average finance receivables and higher operating lease revenue of $8 million. Profit decreased due to a higher provision for losses of $57 million ($139 million in 2002 vs. $82 million in 2001), higher operating expenses of $21 million and lower interest margin (7.18% in 2002 and 7.55% in 2001) of $10 million, primarily due to higher relative borrowing costs. The increase in the provision for losses reflects higher net charge-offs of $54 million and the strengthening of the allowance for losses on receivables. Higher net charge-offs reflect increases primarily in liquidating portfolios including syndicated bank loans, principally related to the telecommunication industry, and small business finance. The allowance for losses on receivables as a percentage of total finance receivables was 2.9% at December 28, 2002, compared to 2.6% at December 29, 2001. The increase in operating expenses was primarily related to higher legal and collection expenses of $16 million and higher expenses of $6 million related to growth in managed receivables.

The Finance segment's nonperforming assets include nonaccrual accounts that are not guaranteed by Textron Manufacturing, for which interest has been suspended, and repossessed assets. During 2002, nonperforming assets increased $84 million to 3.33% of finance assets from 2.13% at December 29, 2001. The significant components of this increase include $35 million in resort finance, $21 million in aircraft finance, $17 million in media finance and $12 million in franchise finance. Textron Finance estimates that nonperforming assets will generally be in the range of 2-4% of finance assets depending on economic conditions. Textron Finance expects modest improvements in portfolio quality as it liquidates certain portfolios. However, a prolonged economic downturn could have a negative effect on the overall portfolio quality. The allowance for losses on receivables as a percentage of nonaccrual finance receivables was 92% at December 28, 2002, compared to 126% at December 29, 2001. The decrease in the percentage represents an increase in nonaccrual finance receivables at December 28, 2002, supported by strong collateral.

2001 vs 2000

The Finance segment's revenues and profit increased $18 million and $3 million, respectively. Revenues increased primarily due to higher syndication and securitization income of $31 million ($68 million in 2001 vs. $37 million in 2000), a $14 million gain from a leveraged lease prepayment, higher servicing fees of $12 million and higher investment and other income of $20 million, partially offset by a lower average yield of $66 million reflecting the lower interest rate environment. Profit increased primarily due to higher interest margin (7.55% in 2001 vs. 6.17% in 2000) of $82 million primarily due to higher syndication and securitization gains, investment income and other income, partially offset by a higher provision for losses of $45 million ($82 million in 2001 vs. $37 million in 2000) as a result of higher net charge-offs of $29 million, and higher operating expenses of $35 million primarily related to managed receivables.

Special Charges and Other Costs Related to Restructuring

Textron recorded $128 million, $437 million and $483 million in special charges in 2002, 2001 and 2000, respectively. The table below summarizes the special charges which include the write-down of goodwill, other intangibles and investments along with restructuring expenses associated with a) reducing overhead, and closing, consolidating and downsizing manufacturing facilities, b) corporate personnel reductions and c) outsourcing, consolidating operations and exiting non-core product lines.

	Restructuring Expense					
(In millions)	Severance Costs	Facility and Other	Fixed Asset Write-downs	Total	Goodwill, Intangible and Investment Impairment	Total Special Charges
2002						
Aircraft	$ 26	$ —	$ 2	$ 28	$ —	$ 28
Fastening Systems	12	2	4	18	—	18
Industrial Products	13	2	19	34	—	34
Industrial Components	6	1	2	9	—	9
Finance	—	—	—	—	—	—
Corporate	1	—	—	1	38	39
	$ 58	$ 5	$ 27	$ 90	$ 38	$ 128
2001						
Aircraft	$ 6	$ —	$ —	$ 6	$ —	$ 6
Fastening Systems	22	2	18	42	2	44
Industrial Products	16	1	3	20	317	337
Industrial Components	24	—	7	31	—	31
Finance	2	1	—	3	—	3
Corporate	7	—	—	7	9	16
	$ 77	$ 4	$ 28	$ 109	$ 328	$ 437
2000						
Aircraft	$ —	$ —	$ —	$ —	$ —	$ —
Fastening Systems	—	—	—	—	128	128
Industrial Products	7	1	—	8	16	24
Industrial Components	8	—	1	9	205	214
Finance	—	—	—	—	—	—
Corporate	—	—	—	—	117	117
	$ 15	$ 1	$ 1	$ 17	$ 466	$ 483

Restructuring Program

In the fourth quarter of 2000, Textron initiated its restructuring program to strengthen operating efficiencies and better align its operations with current economic and market conditions. Projects include corporate and segment workforce reductions, consolidation of facilities primarily in the United States and Europe, rationalization of certain product lines, outsourcing of non-core production activity, the divestiture of non-core businesses and streamlining of sales and administrative overhead. In October 2002, Textron announced an expansion of its restructuring program as part of its strategic effort to improve operating efficiencies, primarily in its industrial businesses. With this expanded program, Textron expects a total reduction of at least 9,500 employees, excluding approximately 700 Trim employees, representing approximately 16% of its global workforce since the restructuring was first announced.

As of December 28, 2002, Textron has reduced its workforce by approximately 8,100 employees, including approximately 2,500 in Industrial Products, 2,000 in Fastening Systems, 2,000 in Industrial Components, 1,400 in Aircraft and 200 in Finance and Corporate. Additionally, 81 facilities, including 36 manufacturing plants with 3.1 million square feet of floor space, have been closed primarily in the Industrial Products, Industrial Components and Fastening Systems segments.

Total program costs, including costs related to restructuring, are estimated at $486 million and include $11 million related to Trim. As of December 28, 2002, $272 million has been incurred including $11 million related to Trim. Restructuring savings were $253 million in 2002 and are expected to be at least $325 million in 2003 and $400 million in 2004.

Other costs related to restructuring, but not accruable under EITF No. 94-3, of $22 million in 2002 and $34 million in 2001 were included in segment profit as incurred. For 2002, costs related to restructuring totaled $8 million in Industrial Products, $6 million in Industrial Components, and $4 million each for Aircraft and Fastening Systems. For 2001, costs related to restructuring totaled $10 million for Aircraft and $8 million each for Fastening Systems, Industrial Products and Industrial Components.

For projects initiated prior to December 28, 2002, the special charges (restructuring costs accruable under EITF No. 94-3) were recorded as each project was formally identified and committed to action. The other costs related to restructuring were recorded in segment profit as incurred. Projects initiated after December 28, 2002, will be accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which delays the recording of costs until they are incurred, with an exception for one-time termination benefits and lease termination costs. Accordingly, all costs related to restructuring will be included in special charges beginning in 2003.

Goodwill, Intangibles and Investment Impairment Special Charges

In the fourth quarter of 2002, Textron recorded a write-down of $38 million ($23 million after-tax) of its holdings in C&A common stock in special charges. Textron acquired this stock as a result of the disposition of the Trim business. During the second half of 2002, the C&A common stock experienced a decline in market value. In December 2002, Moody's lowered its liquidity rating of C&A. Due to this indicator and the extended length of time and extent to which the market value of the stock was less than the carrying value, Textron determined that the decline in the market value of the stock was other than temporary and wrote down its investment in the stock.

At the end of 2000, the value of Textron's e-business investment portfolio had fallen substantially. Textron determined that this decline in value was other than temporary and recorded a pre-tax charge of $117 million to write-down the portfolio to the current fair value. In 2001, Textron recorded an additional $6 million impairment charge, and subsequently realized a $3 million net loss on the sale of its remaining e-business securities. Textron had no remaining investments in e-business securities as of December 28, 2002.

During the third quarter of 2001, certain long-lived asset impairment indicators were identified for OmniQuip which caused Textron to perform an impairment review. Key impairment indicators included OmniQuip's operating performance against plan despite restructuring efforts to improve operating efficiencies and streamline operations. Additionally, the strategic review process completed in August 2001 confirmed that the economic and market conditions combined with the saturation of light construction equipment handlers in the market had negatively impacted the projected results for the foreseeable future. The impairment calculation resulted in an impairment charge of $317 million, including goodwill of $306 million and other intangible assets of $11 million.

In conjunction with the initiation of the 2000 restructuring program and Textron's fourth quarter multi-year financial planning process, management identified certain indicators of potential impairment of long-lived assets. As a result, Textron performed an impairment review which identified impaired goodwill of $205 million in Industrial Components, $128 million in Fastening Systems and $16 million in Industrial Products, resulting in an aggregate write-down of $349 million. The largest portions of the goodwill charge were at TECT ($178 million) and Flexalloy ($96 million).

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make complex and subjective judgments in the selection and application of accounting policies. The accounting policies that we believe are most critical to the portrayal of Textron's financial condition and results of operations, and that require management's most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties are listed below. This section should be read in conjunction with Note 1 to the consolidated financial statements which includes other significant accounting policies.

Receivable and Inventory Reserves

We evaluate the collectibility of our commercial and finance receivables based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its short-term financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores, geographic economic conditions, etc.), we record a specific reserve for bad debts for amounts we estimate to be potentially uncollectible. Receivables are charged-off when they are deemed uncollectible. For homogenous loan pools and all other receivables, we recognize reserves for bad debts based on current delinquencies, the characteristics of the existing accounts, historical loss experience, the value of underlying collateral and general economic conditions and trends. Finance receivables are written down to the fair value (less estimated costs to sell) of the related collateral at the earlier of the date when the collateral is repossessed or when no payment has been received for six months, unless we deem the receivable collectible.

Reserves on certain finance receivables are determined using estimates of related collateral values based on historical recovery rates and current market conditions. While we have no commercial customers that represent more than 10% of sales in 2002, we do have significant collateralized finance receivables with certain large customers, including national rental companies. Market conditions for used equipment and aircraft inventories could deteriorate if the current depressed economic conditions result in either numerous or several large customer defaults, leading to large quantities of used inventory being offered in the market. Such a deterioration in market conditions would result in lower estimated collateral values, increasing the amount of reserves required on related receivables and used inventories on hand. Based on current market conditions, we believe our reserves are adequate as of December 28, 2002.

Long-Term Contracts

We recognize revenue and profit as work on certain government long-term engineering, development and production contracts progresses using the contract method of accounting, which relies on estimates of the total contract cost and revenue. Estimated contract cost and revenue are based on current contract specifications, expected engineering requirements and the achievement of contract milestones, including product deliveries. Contract costs are typically incurred over a period of several years, and the estimation of these costs requires substantial judgments. The cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. The duration of the contracts and the technical challenges included in certain contracts affect our ability to estimate costs precisely. As a result, we update our projections of costs at least semi-annually or when circumstances significantly change. Adjustments to projected costs are recognized in net earnings when determinable. Favorable changes in estimates result in additional profit recognition, while unfavorable changes in estimates result in the reversal of previously recognized earnings. Any anticipated losses on contracts are charged to earnings when identified. Earnings on long-term contracts could be reduced by a material amount resulting in a charge to income if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) there is a change in engineering efforts required during the development stage of the contract, or (c) we are unable to meet contract milestones.

Goodwill and Other Intangible Assets

Upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on December 30, 2001, we recorded an after-tax transitional impairment charge of $488 million as discussed in Note 7 to the consolidated financial statements. This new accounting standard requires companies to evaluate goodwill and other intangible assets for impairment on an annual basis. We evaluate the recoverability of goodwill and other intangible assets annually in the fourth quarter, or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. We completed our annual impairment test in the fourth quarter of 2002 using the estimates from our long-term strategic plans. No adjustment was required to the carrying value of our goodwill or other intangible assets based on the analysis performed.

Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different potentially resulting in an impairment charge.

Securitized Transactions

Securitized transactions involve the sale of finance receivables to qualified special purpose trusts. While the assets sold are no longer on our balance sheet, our retained interests are included in other assets. We may retain an interest in the transferred assets in the form of interest-only securities, subordinated certificates, cash reserve accounts and servicing rights and obligations. We do not provide legal recourse to third-party investors that purchase interests in our securitizations beyond the credit enhancement inherent in the retained interest-only securities, subordinated certificates and cash reserve accounts. We estimate the fair value of the retained interests based on the present value of future expected cash flows using our best estimates of credit losses, prepayment speeds, forward interest rate yield curves, and discount rates commensurate with the risks involved. These assumptions are reviewed each quarter, and the retained interests are written down when the carrying value exceeds the fair value and the decline is estimated to be other than temporary. Based on our sensitivity analysis, as discussed in Note 3 to the consolidated financial statements, a 20% adverse change in either the prepayment speed, expected credit losses or the residual cash flows discount rate would not result in a material charge to income.

Pension and Other Postretirement Benefits

Assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and other postretirement benefits are evaluated periodically by management in consultation with outside actuaries and investment advisors. Changes in assumptions are based on relevant company data, such as the rate of increase in compensation levels and the long-term rate of return on plan assets. Critical assumptions, such as the discount rate used to measure the benefit obligations, the expected long-term rate of return on plan assets and health care cost projections, are evaluated and updated annually. We have assumed that the expected long-term rate of return on plan assets will be 8.9%. Over the last ten-and twenty-year periods, our pension plan assets have earned in excess of our current assumed long-term rate of return on plan assets.

At the end of each year, we determine the discount rate that reflects the current rate at which the pension liabilities could be effectively settled. This rate should be in line with rates for high quality fixed income investments available for the period to maturity of the pension benefits, and changes as long-term interest rates change. At year-end 2002, we determined this rate to be 6.75%. Postretirement benefit plan discount rates are the same as those used by our defined benefit pension plan in accordance with the provisions of SFAS No. 106.

In the fourth quarter of 2002, we recorded a non-cash adjustment to equity through other comprehensive loss of $91 million to reflect additional minimum pension liability. Based on our current assumptions, as well as the impact of recent market declines in the value of our pension assets, we estimate that our pension income, excluding curtailment gains, will decline from $95 million in 2002 to approximately $34 million in 2003.

The trend in health care costs is difficult to estimate and it has an important effect on postretirement liabilities. The 2002 health care cost trend rate, which is the weighted average annual projected rate of increase in the per capita cost of covered benefits, was 10%. This rate is assumed to decrease to 5.0% by 2006 and then remain at that level.

Liquidity & Capital Resources

The liquidity and capital resources of Textron's operations are best understood by separately considering its independent borrowing groups, Textron Manufacturing and Textron Finance. Textron Manufacturing consists of Textron Inc., the parent company, consolidated with the entities that operate in the Aircraft, Fastening Systems, Industrial Components and Industrial Products business segments, whose financial results are a reflection of the ability to manage and finance the development, production and delivery of tangible goods and services. Textron Finance consists of Textron's wholly-owned commercial finance subsidiary, Textron Financial Corporation, consolidated with its subsidiaries. The financial results of Textron Financial are a reflection of its ability to provide financial services in a competitive marketplace, at appropriate pricing, while managing the associated financial risks. The fundamental differences between each borrowing group's activities result in different measures used by investors, rating agencies and analysts. Textron Inc. provides a support agreement to Textron Finance that requires Textron Inc. to maintain 100% ownership of Textron Finance. The agreement also requires Textron Finance to maintain fixed charge coverage of 125% and consolidated shareholder's equity of no less than $200 million. Textron Finance's bank agreements prohibit the termination of the support agreement.

Operating Cash Flows

Textron's financial position continued to be strong at the end of 2002. During 2002, cash flows from operations were the primary source of funds for the operating needs, dividends and capital expenditures of Textron Manufacturing. The statements of cash flows for each borrowing group detailing the changes in cash balances are on pages 38 and 39. Management analyzes operating cash flows by tracking Free Cash Flow, which is calculated using net cash provided by operating activities, adding back after-tax cash used for restructuring activities, and proceeds on the sale of fixed assets, then subtracting capital expenditures, including those financed with capital leases.

Financing

Textron Manufacturing's debt (net of cash) to total capital ratio as of December 28, 2002 was 27%, down slightly from 28% at December 29, 2001. Textron Manufacturing has established a target debt-to-capital ratio in the mid to high 20% range. Consistent with the methodology used by members of the financial community, leverage of the manufacturing operations excludes the debt of Textron Finance. In addition, the obligated mandatorily redeemable preferred securities are treated as equity capital for the purpose of calculating leverage pursuant to Textron's financial targets. In turn, Textron Finance evaluates its leverage by limiting borrowing so that its leverage will not exceed a ratio of debt to tangible equity of 7.5 to 1. As a result, surplus capital of Textron Finance is returned to Textron.

Borrowings have historically been a secondary source of funds for Textron Manufacturing and, along with the collection of finance receivables, are a primary source of funds for Textron Finance. Both Textron Manufacturing and Textron Finance utilize a broad base of financial sources for their respective liquidity and capital needs. Our credit ratings are predominantly a function of our ability to generate operating cash flow and satisfy certain financial ratios. Since high-quality credit ratings provide us with access to a broad base of global investors at an attractive cost, we target a long-term A rating from the independent debt-rating agencies. As of December 28, 2002, our credit ratings remain strong from Standard & Poor's (Textron Manufacturing: A long-term; A1 short-term; and Textron Finance: A- long-term; A2 short-term). Our credit ratings for Textron Manufacturing and Textron Finance are also strong from Moody's Investors Service (A3 long-term; P2 short-term) and Fitch (A long-term; F1 short-term).

During the second half of 2001, both Textron Manufacturing's and Textron Finance's commercial paper and long-term debt credit ratings were downgraded from a P1 to P2 and from an A-2 to A-3, respectively, by Moody's Investors Service and both companies were placed on Negative Outlook by all three ratings agencies. The economic environment and its potential impact on the financial performance from the aerospace and financial services industries were listed as contributing factors. While the actions of the rating agencies caused our cost of capital to increase, it did not result in any loss of access to capital. Textron did not experience any commercial paper or long-term debt credit rating downgrades in 2002. Further downgrades in Textron's ratings could increase borrowing spreads or limit its access to the commercial paper, securitization and long-term debt markets. In addition, Textron Finance's $1.5 billion revolving bank line of credit agreements contain certain financial covenants that Textron Finance needs to comply with to maintain its ability to borrow under the facilities. Textron Finance was in full compliance with such covenants at December 28, 2002.

Textron believes that it has adequate credit facilities and access to credit markets to meet its long-term financing needs.

Short-Term Financing
For liquidity purposes, we maintain sufficient unused lines of credit to support our outstanding commercial paper. None of these lines of credit were used at December 28, 2002. Textron Manufacturing has a primary revolving credit facility for $1.5 billion, of which $500 million will expire in 2003 and $1 billion will expire in 2007. Textron Finance has bank lines of credit of $1.5 billion, of which $500 million expires in 2003 and $1 billion expires in 2006. At December 28, 2002, the lines of credit not reserved as support for commercial paper totaled $1.5 billion and $616 million for Textron Manufacturing and Textron Finance, respectively. Both $500 million facilities include one-year term out options that can effectively extend their expiration into 2004.

Textron Finance utilizes the asset securitization market to manage asset exposures and diversify funding sources. During the year, Textron Finance received net proceeds from the securitizations of $299 million of aircraft finance receivables, $185 of small business finance receivables (on a revolving basis), $150 million of distribution finance receivables (on a revolving basis), $131 million of resort finance receivables and $127 million of golf equipment receivables. These securitizations provided Textron Finance with an alternate source of liquidity. Textron Finance used the proceeds from the securitizations to retire commercial paper. In connection with the outstanding $229 million revolving securitization of small business finance receivables, Textron Finance is obligated to repurchase a certain class of loans if Textron Finance's credit rating drops below BBB. These loans amounted to $41 million at December 28, 2002. Textron Finance has no other repurchase obligations in connection with any other securitization transactions. Textron Finance anticipates that it will enter into additional securitization transactions in 2003.

Long-Term Financing
During 2002, Textron Manufacturing issued $300 million in medium-term notes under Textron Inc.'s existing shelf registration filed with the Securities and Exchange Commission, leaving $900 million available under this registration statement. The proceeds from the issuances are expected to be used for general corporate purposes. Textron Manufacturing also paid off $500 million of maturing notes in 2002 with a combination of cash and proceeds from commercial paper issuances.

Under a shelf registration statement filed with the Securities and Exchange Commission, Textron Finance may issue public debt securities in one or more offerings up to a total maximum offering of $3 billion. Under this facility, Textron Finance issued $1.9 billion of term notes during 2002, primarily in U.S. and Canadian markets, that mature in 2003 through 2009. The proceeds from the issuances were used to refinance maturing commercial paper and long-term debt at par. At December 28, 2002, Textron Finance had $1.1 billion available under this facility. Through private issuances in 2002, Textron Finance also entered into $170 million of variable-rate notes maturing in 2004.

Off-Balance Sheet and Other Arrangements
We participate in two joint ventures for the development of certain aircraft. Bell Helicopter has partnered with The Boeing Company in the development of the V-22 tiltrotor and with Agusta in the development of the BA609 and AB139. These agreements enable us to share expertise and costs, and ultimately the profits, with our partners in these ventures. We have not guaranteed any debt obligations related to these ventures.

We do have certain other ventures where we have guaranteed an aggregate amount of approximately $91 million. Included in this amount, is our guarantee of one-half of CitationShare's debt and lease obligations up to a maximum of $70 million. At year-end 2002, Textron's portion of the outstanding debt and operating lease commitments covered by this guarantee totaled $30 million. See Note 16 to the consolidated financial statements regarding our joint ventures.

At December 28, 2002, Textron Finance had unused commitments to fund new and existing customers under $1.5 billion of committed revolving lines of credit and $1.0 billion of uncommitted revolving lines of credit. Since many of the agreements will not be used to the extent committed or will expire unused, the total commitment amount does not necessarily represent future cash requirements. As a result of the sale of an equipment portfolio in 2001, Textron Finance retained a contingent recourse liability that had a balance of $17 million at December 28, 2002. In the event Textron Finance's credit rating drops below a low BBB, Textron Finance is required to pledge related equipment residuals of $9 million with a letter of credit up to $8 million.

Textron Manufacturing has entered into a forward contract in Textron common stock. The contract is intended to hedge the earnings and cash volatility of stock-based incentive compensation indexed to Textron stock. The forward contract requires annual cash settlement between the counterparties. Settlement is calculated based upon a number of shares multiplied by the difference between the strike price and the prevailing Textron common stock price. In 2002, Textron Manufacturing's primary forward contract was for approximately two million shares with a strike price of $49.09. In December 2002, Textron Manufacturing paid $12 million in advance of the settlement date for this contract of January 9, 2003. This prepayment reduced the remaining liability for this contract to approximately $3 million at December 28, 2002. In January 2003, Textron Manufacturing entered into a new forward contract for approximately 2.4 million shares at a strike price of $44.88.

Dispositions

In December 2001, Textron Manufacturing received approximately $582 million in after-tax proceeds from the sale of the Automotive Trim business, along with other consideration as described in Note 2 to the consolidated financial statements. An additional $110 million was received in 2002 pursuant to the settlement of post-closing obligations and the repurchase of C&A preferred shares. The proceeds from this sale were primarily used to repurchase Textron common stock and reduce debt.

In December 2002, Textron Manufacturing sold the Snorkel product line of its OmniQuip business unit and the capital stock of the OmniQuip Textron Inc. holding company for a pre-tax loss of $20 million with a tax benefit of $54 million. The tax benefit was primarily due to the write-off of OmniQuip goodwill in the third quarter of 2001 at which time only a portion of the tax benefit was realized. Approximately $100 million is expected to be collected in 2003 due to this transaction, and the cash will be used for general operating purposes.

Uses of Capital

Acquisitions by Textron Manufacturing are evaluated on an enterprise basis, so that the capital employed is equal to the price paid for the target company's equity plus any debt assumed. During the past three years, Textron acquired fifteen companies, acquired the minority interest of two entities and entered into one joint venture for an aggregate cost of $333 million and assumed debt of $38 million.

Acquisitions by Textron Finance are evaluated on the basis of the amount of Textron Manufacturing capital that Textron would have to set aside so that the acquisition could be leveraged at a debt-to-tangible equity ratio with Textron Finance of 7.5 to 1. During the past three years, Textron Finance acquired one significant loan portfolio for $387 million.

Capital spending in 2002 decreased to $319 million, which includes $23 million of expenditures purchased through capital leases, from $532 million in 2001. This decrease was primarily due to the sale of the Automotive Trim business in 2001 along with a planned decrease in capital spending. Aggregate capital spending for the past three years totaled $1.4 billion.

In fiscal 2002, Textron repurchased 5,734,000 shares of common stock under its Board authorized share repurchase program for a total cash payment of $248 million.

Textron's Board of Directors approved the annual dividend per common share of $1.30 in 2002. Dividend payments to shareholders in 2002 of $182 million were $2 million less than amounts paid in 2001, primarily due to share repurchases.

Financial Risk Management

Interest Rate Risks

Textron's financial results are affected by changes in U.S. and foreign interest rates. As part of managing this risk, Textron enters into interest rate swap agreements to convert certain variable-rate debt to long-term fixed-rate debt and vice versa. The overall objective of Textron's interest rate risk management is to achieve a prudent balance between floating- and fixed-rate debt. Textron's mix of floating- and fixed-rate debt is continuously monitored by management and is adjusted, as necessary, based on evaluation of internal and external factors. The difference between the rates Textron Manufacturing received and the rates it paid on interest rate swap agreements did not significantly impact interest expense in 2002 or 2001.

Textron Finance's strategy of matching interest-sensitive assets with interest-sensitive liabilities limits its risk to changes in interest rates and includes entering into interest rate swap agreements. At December 28, 2002, interest-sensitive assets in excess of interest-sensitive liabilities were $629 million, net of $1.4 billion of interest rate swap agreements on long-term debt and $219 million of interest rate swap agreements on finance receivables. Interest-sensitive assets in excess of interest-sensitive liabilities were $410 million at December 29, 2001, net of $370 million of interest rate swap agreements on long-term debt and $97 million of interest rate swap agreements on finance receivables. The increase in interest rate swap agreements was directly related to the conversion of fixed-rate debt to variable-rate debt at the time of issuance. The change in net position does not reflect a change in management's match funding strategy.

Foreign Exchange Risks

Textron's financial results are affected by changes in foreign currency exchange rates and economic conditions in the foreign markets in which products are manufactured and/or sold. Textron Manufacturing's primary currency exposures are the European Common Currency (Euro) and the British Pound Sterling. Textron's results of operations were not materially affected by foreign exchange exposures in 2002 or 2001.

Textron Manufacturing manages its exposures to foreign currency assets and earnings primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. During 2002, Textron Manufacturing primarily used borrowings denominated in Euro and British Pound Sterling for these purposes.

In addition, as part of managing its foreign currency transaction exposures, Textron enters into foreign currency forward exchange and option contracts. These contracts are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign exchange contracts, foreign currency options and currency swaps was approximately $721 million at the end of 2002 and $605 million at the end of 2001.

Quantitative Risk Measures

Textron utilizes a sensitivity analysis to quantify the market risk inherent in its financial instruments. Financial instruments held by Textron that are subject to market risk (interest rate risk, foreign exchange rate risk and equity price risk) include finance receivables (excluding lease receivables), debt (excluding lease obligations), interest rate swap agreements, foreign exchange contracts, marketable equity securities and marketable security price forward contracts.

Presented below is a sensitivity analysis of the fair value of Textron's financial instruments entered into for purposes other than trading at year-end. The following table illustrates the hypothetical change in the fair value of the financial instruments at year-end assuming a 10% decrease in interest rates, a 10% strengthening in exchange rates against the U.S. dollar and a 10% decrease in the quoted market prices of applicable marketable equity securities. The estimated fair value of the financial instruments was determined by discounted cash flow analysis and by independent investment bankers. This sensitivity analysis is most likely not indicative of actual results in the future.

	2002			2001		
(In millions)	**Carrying Value***	**Fair Value***	**Hypothetical Change in Fair Value**	Carrying Value*	Fair Value*	Hypothetical Change in Fair Value
Interest Rate Risk						
Textron Manufacturing:						
Debt	$(1,711)	$(1,839)	$ (31)	$(1,934)	$(1,972)	$(29)
Interest rate swaps	4	4	3	—	—	—
Textron Finance:						
Finance receivables	4,809	4,943	21	4,795	4,884	4
Interest rate swaps - receivables	(21)	(21)	(5)	(8)	(8)	(1)
Debt	(4,840)	(4,935)	(62)	(4,188)	(4,208)	(36)
Interest rate swaps - debt	67	67	9	3	3	1
Foreign Exchange Rate Risk						
Textron Manufacturing:						
Debt	(631)	(662)	(66)	(661)	(655)	(66)
Foreign currency exchange contracts	(4)	(4)	(21)	(7)	(7)	(26)
Equity Price Risk						
Textron Manufacturing:						
Available for sale securities	30	30	(3)	90	90	(9)
Marketable security price forward contracts	(3)	(3)	(9)	(11)	(11)	(8)

** Asset or (liability)*

Other Matters

Environmental

As with other industrial enterprises engaged in similar businesses, Textron is involved in a number of remedial actions under various federal and state laws and regulations relating to the environment that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which hazardous wastes or materials were disposed or released. Expenditures to evaluate and remediate contaminated sites approximated $16 million, $14 million and $11 million in 2002, 2001 and 2000, respectively. Textron currently projects that expenditures for remediation will range between $12 million and $17 million for each of the years 2003 and 2004.

Textron's accrued estimated environmental liabilities are based on assumptions that are subject to a number of factors and uncertainties. Circumstances that can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's financial position or results of operations. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

Backlog

Textron's commercial backlog was $6.1 billion and $6.5 billion at the end of 2002 and 2001, respectively, and U.S. Government backlog was $1.6 billion at the end of 2002 and $1.0 billion at the end of 2001. Backlog for the Aircraft segment was approximately 85% of Textron's commercial backlog at the end of 2002 and 2001, and 65% and 68% of Textron's U.S. Government backlog at the end of 2002 and 2001, respectively. Included in commercial backlog is approximately $500 million related to firm orders from CitationShares, Textron's joint venture with TAG Aviation USA, Inc., discussed in Note 16.

Foreign Military Sales

Certain Textron products are sold through the Department of Defense's Foreign Military Sales Program. In addition, Textron sells directly to select foreign military organizations. Sales under these programs totaled approximately 2.1% of Textron's consolidated revenue in 2002 (0.1% in the case of foreign military sales and 2.0% in the case of direct sales) and 1.2% in 2001 (0.4% and 0.8%, respectively). Such sales include military and commercial helicopters, armored vehicles, turrets, and spare parts. In 2002, these sales were made primarily to the countries of Saudi Arabia (20%), United Kingdom (16%), Mexico (15%) and Venezuela (10%). All sales are made in full compliance with all applicable laws and in accordance with Textron's Code of Conduct.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Costs related to restructuring that were not accruable under EITF No. 94-3, were previously recorded by Textron in segment profit as incurred. Beginning in 2003, Textron will include all costs related to restructuring, for which this Statement applies, in special charges. The adoption of this Statement is not expected to have a material effect on Textron's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on Textron's results of operations or financial position. Textron has adopted the disclosure provisions as of December 28, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" which amended SFAS No. 123, "Accounting for Stock-Based Compensation". This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The provisions of this Statement are to be applied to financial statements for fiscal years ending after December 15, 2002. As permitted by the Statement, Textron does not plan to adopt the fair value recognition provisions at this time. Textron has adopted the disclosure provisions of this Statement as of December 28, 2002.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is currently evaluating the impact of the adoption of FIN 46 and does not anticipate that it will have a material effect on Textron's results of operations or financial position.

****

Forward-looking Information: Certain statements in this Annual Report and other oral and written statements made by Textron from time to time are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the extent to which Textron is able to achieve savings from its restructuring plans, (b) uncertainty in estimating the amount and timing of restructuring charges and related costs, (c) changes in worldwide economic and political conditions that impact interest and foreign exchange rates, (d) the occurrence of work stoppages and strikes at key facilities of Textron or Textron's customers or suppliers, (e) government funding and program approvals affecting products being developed or sold under government programs, (f) cost and delivery performance under various program and development contracts, (g) the adequacy of cost estimates for various customer care programs including servicing warranties, (h) the ability to control costs and successful implementation of various cost reduction programs, (i) the timing of certifications of new aircraft products, (j) the occurrence of further downturns in customer markets to which Textron products are sold or supplied or where Textron Financial offers financing, (k) Textron's ability to offset, through cost reductions, raw material price increases and pricing pressure brought by original equipment manufacturer customers, (l) the availability and cost of insurance, (m) pension plan income falling below current forecasts, (n) Textron Financial's ability to maintain portfolio credit quality, (o) Textron Financial's access to debt financing at competitive rates; and (p) uncertainty in estimating contingent liabilities and establishing reserves tailored to address such contingencies.

Report of Management

Management is responsible for the integrity and objectivity of the financial data presented in this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's best estimates and judgments. The independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and have considered the internal control structure to the extent they believed necessary to support their report, which appears below.

We conduct our business in accordance with the standards outlined in the Textron Business Conduct Guidelines which is communicated to all employees. Honesty, integrity and high ethical standards are the core values of how we conduct business. Every Textron division prepares and carries out an annual Compliance Plan to ensure these values and standards are maintained. Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, and the selection and training of qualified personnel. Textron's financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness, as well as developing and executing an annual internal control plan.

The Audit Committee of our Board of Directors, on behalf of the shareholders, oversees management's financial reporting responsibilities. The Audit Committee, comprised of six directors who are not officers or employees of Textron, meets regularly with the independent auditors, management and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the independent auditors and the internal auditors have free and full access to senior management and the Audit Committee.



Lewis B. Campbell
Chairman, President and
Chief Executive Officer
January 23, 2003



Ted R. French
Executive Vice President
and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders
Textron Inc.

We have audited the accompanying consolidated balance sheets of Textron Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of Textron's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Textron Inc. at December 28, 2002 and December 29, 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, in 2000 Textron changed its method of accounting for pre-production costs in accordance with Emerging Issues Task Force No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements."

As discussed in Note 7 to the consolidated financial statements, in 2002 Textron adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and the remaining provisions of Financial Accounting Standards No. 141, "Business Combinations."



Boston, Massachusetts
January 23, 2003

Consolidated Statements of Operations

For each of the years in the three-year period ended December 28, 2002

(In millions, except per share amounts)	**2002**	2001	2000
Revenues			
Manufacturing revenues	$ 10,028	$ 11,612	$ 12,399
Finance revenues	630	709	691
Total revenues	10,658	12,321	13,090
Costs, expenses and other			
Cost of sales	8,221	9,760	10,028
Selling and administrative	1,382	1,532	1,445
Interest, net	304	433	486
Provision for losses on finance receivables	138	82	37
Special charges	128	437	483
Gain on sale of businesses, net	(5)	(342)	—
Total costs, expenses and other	10,168	11,902	12,479
Income from operations before income taxes and distributions on preferred securities of subsidiary trusts	490	419	611
Income taxes	(100)	(227)	(308)
Distributions on preferred securities of subsidiary trusts, net of income taxes	(26)	(26)	(26)
Income before cumulative effect of change in accounting principle	364	166	277
Cumulative effect of change in accounting principle, net of income taxes	(488)	—	(59)
Net income (loss)	$ (124)	$ 166	$ 218
Per common share:			
Basic:			
Income before cumulative effect of change in accounting principle	$ 2.62	$ 1.17	$ 1.92
Cumulative effect of change in accounting principle, net of income taxes	(3.52)	—	(.41)
Net income (loss)	$ (.90)	$ 1.17	$ 1.51
Diluted:			
Income before cumulative effect of change in accounting principle	$ 2.60	$ 1.16	$ 1.90
Cumulative effect of change in accounting principle, net of income taxes	(3.48)	—	(.41)
Net income (loss)	$ (.88)	$ 1.16	$ 1.49

See notes to the consolidated financial statements.

Consolidated Balance Sheets

As of December 28, 2002 and December 29, 2001

(Dollars in millions)	**2002**	2001
Assets		
Textron Manufacturing		
Cash and cash equivalents	$ 286	$ 241
Commercial and U.S. Government receivables (less allowance for doubtful accounts of $63 in 2002 and $54 in 2001)	1,180	1,149
Inventories	1,611	1,727
Due from Textron Finance	—	510
Income taxes receivable	247	—
Other current assets	563	390
Total current assets	3,887	4,017
Property, plant and equipment, net	1,981	2,044
Goodwill	1,368	1,821
Other intangibles assets, net	83	144
Other assets	1,532	1,562
Total Textron Manufacturing assets	8,851	9,588
Textron Finance		
Cash	21	19
Finance receivables, net	5,589	5,492
Goodwill	181	204
Other assets	863	749
Total Textron Finance assets	6,654	6,464
Total assets	$ 15,505	$ 16,052
Liabilities and shareholders' equity		
Liabilities		
Textron Manufacturing		
Current portion of long-term debt and short-term debt	$ 25	$ 673
Accounts payable	877	994
Accrued liabilities	1,337	1,408
Total current liabilities	2,239	3,075
Accrued postretirement benefits other than pensions	611	626
Other liabilities	1,444	1,216
Long-term debt	1,686	1,261
Total Textron Manufacturing liabilities	5,980	6,178
Textron Finance		
Other liabilities	369	372
Deferred income taxes	398	357
Due to Textron Manufacturing	—	510
Debt	4,840	4,188
Total Textron Finance liabilities	5,607	5,427
Total liabilities	11,587	11,605
Textron Finance - obligated mandatorily redeemable preferred securities of Finance subsidiary holding solely junior subordinated debentures	27	28
Textron - obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Textron junior subordinated debt securities	485	485
Shareholders' equity		
Capital stock:		
Preferred stock:		
$2.08 Cumulative Convertible Preferred Stock, Series A (liquidation value $11)	5	5
$1.40 Convertible Preferred Dividend Stock, Series B (preferred only as to dividends)	6	6
Common stock (197,110,000 and 196,337,000 shares issued and 136,500,000 and 141,251,000 outstanding)	25	25
Capital surplus	1,080	1,064
Retained earnings	5,526	5,829
Accumulated other comprehensive loss	(225)	(223)
	6,417	6,706
Less cost of treasury shares	3,011	2,772
Total shareholders' equity	3,406	3,934
Total liabilities and shareholders' equity	$ 15,505	$ 16,052

See notes to the consolidated financial statements.

Statements of Cash Flows

For each of the years in the three-year period ended December 28, 2002

(In millions)	Consolidated		
	2002	2001	2000
Cash flows from operating activities:			
Income before cumulative effect of change in accounting principle	$ 364	$ 166	$ 277
Adjustments to reconcile income to net cash provided by operating activities:			
Earnings of Textron Finance greater than distributions	—	—	—
Depreciation	341	400	382
Amortization	27	114	112
Provision for losses on finance receivables	139	82	37
Gain on sale of businesses, net	(5)	(342)	—
Special charges	128	437	483
Noncash gain on securitizations	(28)	(43)	(22)
Deferred income taxes	330	96	9
Changes in assets and liabilities excluding those related to acquisitions and divestitures:			
Commercial and U.S. Government receivables	3	(102)	69
Inventories	120	103	5
Other assets	(409)	(72)	(206)
Accounts payable	(165)	166	(95)
Accrued liabilities	(180)	(27)	(43)
Other - net	29	5	15
Net cash provided by operating activities	694	983	1,023
Cash flows from investing activities:			
Finance receivables:			
Originated or purchased	(9,263)	(7,527)	(7,032)
Repaid	7,739	5,750	5,233
Proceeds on receivables sales and securitization sales	1,151	2,019	1,556
Cash used in acquisitions	(2)	(596)	(85)
Net proceeds from dispositions	30	608	(9)
Capital expenditures	(296)	(532)	(527)
Proceeds on sale of fixed assets	67	83	56
Due (from) to Textron (Finance) Manufacturing	—	—	—
Net decrease (increase) in investment securities	—	8	(134)
Other investing activities - net	(27)	(133)	20
Net cash (used) provided by investing activities	(601)	(320)	(922)
Cash flows from financing activities:			
Increase (decrease) in short-term debt	72	(608)	(450)
Proceeds from issuance of long-term debt	2,495	1,480	2,005
Principal payments and retirements on long-term debt	(2,207)	(1,360)	(1,048)
Proceeds from exercise of stock options	24	27	14
Purchases of Textron common stock	(248)	(47)	(353)
Dividends paid	(182)	(184)	(189)
Dividends paid to Textron Manufacturing	—	—	—
Capital contributions to Textron Finance	—	—	—
Net cash (used) provided by financing activities	(46)	(692)	(21)
Net increase (decrease) in cash and cash equivalents	47	(29)	80
Cash and cash equivalents at beginning of year	260	289	209
Cash and cash equivalents at end of year	$ 307	$ 260	$ 289
Supplemental information:			
Cash paid during the year for interest**	$ 314	$ 421	$ 479
Net cash paid during the year for income taxes (includes $77 in 2002 and $28 in 2001 related to the Automotive Trim sale and $2 in 2001 and $9 in 2000 for AFS disposal)	$ 11	$ 126	$ 327
Supplemental schedule of non-cash investing & financing activities:			
Capital lease obligations incurred to finance future construction	$ 79	$ —	$ —
Capital expenditures financed through capital leases	$ 23	$ —	$ —

* Textron is segregated into two borrowing groups, Textron Manufacturing and Textron Finance as described in Note 1 to the consolidated financial statements along with the principles of consolidation. Textron Manufacturing's cash flows include the pretax income from Textron Finance. All significant transactions between Textron Manufacturing and Textron Finance have been eliminated from the "Consolidated" column.

** Includes $8 and $16 paid by Textron Manufacturing to Textron Finance in 2002 and 2001, respectively.

See notes to the consolidated financial statements.

Textron Manufacturing*			Textron Finance*		
2002	2001	2000	**2002**	2001	2000
$ 364	$ 166	$ 277	$ 76	$ 121	$ 118
(23)	(79)	(41)	—	—	—
313	381	365	28	19	17
17	92	97	10	22	15
—	—	—	139	82	37
(5)	(342)	—	—	—	—
128	437	483	—	—	—
—	—	—	(28)	(43)	(22)
272	50	(9)	58	46	16
3	(102)	69	—	—	—
120	103	5	—	—	—
(394)	(86)	(215)	(15)	14	9
(142)	126	(82)	(23)	40	(13)
(161)	(44)	(33)	(19)	17	(10)
30	31	21	(1)	(26)	(2)
522	733	937	225	292	165
—	—	—	(9,263)	(7,614)	(7,032)
—	—	—	7,739	5,750	5,233
—	—	—	1,151	2,019	1,556
(2)	(209)	(85)	—	(387)	—
30	695	(9)	—	—	—
(279)	(514)	(513)	(17)	(18)	(14)
67	83	56	—	—	—
510	(510)	—	(510)	510	—
—	8	(134)	—	—	—
—	2	24	(27)	(135)	(5)
326	(445)	(661)	(927)	125	(262)
(156)	(330)	(77)	228	(278)	(373)
303	307	516	2,192	1,173	1,488
(544)	(62)	(97)	(1,663)	(1,298)	(951)
24	27	14	—	—	—
(248)	(47)	(353)	—	—	—
(182)	(184)	(189)	—	—	—
—	—	—	(53)	(42)	(77)
—	(40)	—	—	40	—
(803)	(329)	(186)	704	(405)	87
45	(41)	90	2	12	(10)
241	282	192	19	7	17
$ 286	$ 241	$ 282	$ 21	$ 19	$ 7
$ 126	$ 156	$ 154	$ 196	$ 282	$ 325
$ 42	$ 111	$ 249	$ (31)	$ 15	$ 78
$ 79	$ —	$ —	$ —	$ —	$ —
$ 23	$ —	$ —	$ —	$ —	$ —

Consolidated Statements of Changes in Shareholders' Equity

For each of the years in the three-year period ended December 28, 2002

	Shares Outstanding* (In thousands)			Dollars (In millions)		
	2002	2001	2000	**2002**	2001	2000
$2.08 Preferred stock						
Beginning balance	133	143	159	$ 5	$ 5	$ 5
Conversion to common stock	(13)	(10)	(16)	—	—	—
Ending balance	120	133	143	$ 5	$ 5	$ 5
$1.40 Preferred stock						
Beginning balance	62	67	74	$ 6	$ 7	$ 7
Conversion to common stock	(6)	(5)	(7)	—	(1)	—
Ending balance	56	62	67	$ 6	$ 6	$ 7
Common stock						
Beginning balance	141,251	140,933	147,002	$ 25	$ 24	$ 24
Purchases	(5,734)	(738)	(6,627)	—	—	—
Exercise of stock options	689	882	430	—	—	—
Conversion of preferred stock to common stock	79	60	97	—	1	—
Other issuances of common stock	215	114	31	—	—	—
Ending balance	136,500	141,251	140,933	$ 25	$ 25	$ 24
Capital surplus						
Beginning balance				$ 1,064	$ 1,026	$ 1,009
Conversion of preferred stock to common stock				—	—	1
Exercise of stock options and other issuances				16	38	16
Ending balance				$ 1,080	$ 1,064	$ 1,026
Retained earnings						
Beginning balance				$ 5,829	$ 5,848	$ 5,817
Net income (loss)				(124)	166	218
Dividends declared on common stock (per share: $1.30)				(179)	(185)	(187)
Ending balance				$ 5,526	$ 5,829	$ 5,848
Treasury stock						
Beginning balance				$ 2,772	$ 2,744	$ 2,387
Purchases of common stock				249	34	358
Issuance of common stock				(10)	(6)	(1)
Ending balance				$ 3,011	$ 2,772	$ 2,744
Accumulated other comprehensive loss						
Beginning balance				$ (223)	$ (172)	$ (98)
Currency translation adjustment				78	(20)	(74)
Deferred gains (losses) on hedge contracts				13	(32)	—
Unrealized gains on securities				2	1	—
Minimum pension liability adjustment				(95)	—	—
Other comprehensive loss				(2)	(51)	(74)
Ending balance				$ (225)	$ (223)	$ (172)
Comprehensive income (loss)						
Net income (loss)				$ (124)	$ 166	$ 218
Other comprehensive loss				(2)	(51)	(74)
Comprehensive income (loss)				$ (126)	$ 115	$ 144

** Shares issued at the end of 2002, 2001, 2000 and 1999, were as follows (in thousands): $2.08 Preferred - 189; 202; 212; and 228 shares, respectively; $1.40 Preferred - 543; 549; 554; and 561 shares, respectively; Common - 197,110; 196,337; 195,394; and 194,858 shares, respectively.*

See notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

Textron is a global, multi-industry company with manufacturing and finance operations primarily in North America, Western Europe, South America and Asia/Pacific. Textron's principal markets are summarized below by segment.

Segment	Principal Markets
Aircraft	• Business jets • Commercial and military helicopters • General aviation • Overnight express package carriers • Humanitarian flights, tourism and freight
Fastening Systems	• Aerospace • Automotive • Business, electrical and industrial equipment • Non-Auto Transportation • Construction • Electronics
Industrial Products	• Golf and turf-care products and specialized industrial vehicles: golf courses, resort communities and municipalities, and commercial and industrial users • Commercial aerospace and defense • Light construction equipment: national rental fleets, independent distributors and rental centers • Power hand tools, test and measurement equipment: construction, maintenance and telecommunications industries
Industrial Components	• Automotive equipment: automotive original equipment manufacturers and their suppliers • Fluid and power systems: original equipment manufacturers, distributors and end-users
Finance	• Commercial loans and leases

The consolidated financial statements include the accounts of Textron and all of its majority- and wholly owned subsidiaries. Investments in which Textron does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Textron's share of net earnings and losses from these investments is included in the consolidated statement of operations.

Textron's financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance Textron's borrowing power by separating the Finance segment. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which Textron operates its Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. Certain intercompany transactions between borrowing groups have not been eliminated in the consolidated financial statements. See "Due to Textron Manufacturing" in Note 8 for further details. All other significant intercompany transactions are eliminated.

Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities which operate in the Aircraft, Fastening Systems, Industrial Products and Industrial Components business segments. In January 2002, management responsibility for certain divisions was reorganized to reflect the sale of the Automotive Trim business in December 2001. The former automotive divisions have been included in the Industrial Components segment. All prior period data have been appropriately reclassified.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these statements and accompanying notes. Some of the more significant estimates are made in the areas of receivable and inventory reserves, long-term contracts, goodwill and other intangible assets, securitized transactions and pension and other postretirement benefits. Management's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and management's assessments of the probable future outcome of these matters. Actual results could differ from such estimates.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term, highly liquid securities with original maturities of ninety days or less.

Revenue Recognition
Revenue is generally recognized when products are delivered or services are performed. With respect to aircraft, delivery is upon completion of manufacturing, customer acceptance and the transfer of the risk and rewards of ownership.

Revenue under fixed-price contracts is generally recorded as deliveries are made. Certain long-term fixed-price contracts provide for periodic delivery after a lengthy period of time over which significant costs are incurred or require a significant amount of development effort in relation to total contract volume. Revenues under those contracts and all cost-reimbursement-type contracts are recorded as costs are incurred. Certain contracts are awarded with fixed-price incentive fees. Incentive fees are considered when estimating revenues and profit rates, and are recorded when these amounts are reasonably determined. Long-term contract profits are based on estimates of total sales value and costs at completion. Such estimates are reviewed and revised periodically throughout the contract life. Revisions to contract profits are recorded when the revisions to estimated sales value or costs are made. Estimated contract losses are recorded when identified.

Revenues under the V-22 low-rate initial production contract are recorded as costs are incurred, primarily due to the significant engineering effort required over a lengthy period of time during the initial development stage in relation to total contract volume. Under the low-rate production releases, Textron continues to manufacture aircraft which may subsequently be modified for engineering changes. Beginning with new production releases in 2003, the development effort will be substantially completed. As a result, revenue on new production releases will be recognized as units are delivered.

Revenue from certain qualifying non-cancelable aircraft and other product lease contracts are accounted for as sales-type leases. The present value of all payments (net of executory costs and any guaranteed residual values) is recorded as revenue, and the related costs of the product are charged to cost of sales. Generally, this lease financing is through Textron Finance and the associated interest is recorded over the term of the lease agreement using the interest method. Lease financing transactions which do not qualify as sales-type leases are accounted for under the operating method wherein revenue is recorded as earned over the lease period.

Finance revenues include interest on finance receivables which is recognized using the interest method to provide a constant rate of return over the terms of the receivables. Finance revenues also include direct loan origination costs and fees received, which are deferred and amortized over the contractual lives of the respective receivables using the interest method. Unamortized amounts are recognized in revenues when receivables are sold or pre-paid. Accrual of interest income is suspended for accounts that are contractually delinquent by more than three months, unless collection is not doubtful. In addition, detailed reviews of loans may result in earlier suspension if collection is doubtful. Accrual of interest is resumed when the loan becomes contractually current, and suspended interest income is recognized at that time.

Allowance for Losses on Finance Receivables
Provisions for losses on finance receivables are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing receivable portfolio. Management evaluates the allowance by examining current delinquencies, the characteristics of the existing accounts, historical loss experience, the value of the underlying collateral and general economic conditions and trends. Finance receivables are charged off when they are deemed to be uncollectible. Finance receivables are written down to the fair value (less estimated costs to sell) of the related collateral at the earlier of the date the collateral is repossessed or when no payment has been received for six months, unless management deems the receivable collectible.

Loan Impairment

Textron Finance periodically evaluates finance receivables, excluding homogeneous loan portfolios and finance leases, for impairment. A loan is considered impaired when it is probable that Textron Finance will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by comparing the fair value of a loan to its carrying amount. Fair value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or, if the loan is collateral dependent, at the fair value of the collateral. If the fair value of the loan is less than its carrying amount, Textron Finance establishes a reserve based on this difference. This evaluation is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may differ from actual results.

Securitized Transactions

Textron Finance sells or securitizes loans and leases and retains servicing responsibilities and subordinated interests, including interest-only securities, subordinated certificates and cash reserves, all of which are retained interests in the securitized receivables. These retained interests are subordinate to other investors' interests in the securitizations. A gain or loss on the sale of finance receivables depends in part on the previous carrying amount of the finance receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests are recorded at fair value as a component of other assets. Textron Finance estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions - credit losses, prepayment speeds, forward interest rate yield curves and discount rates commensurate with the risks involved. Textron Finance reviews the fair values of the retained interests quarterly using updated assumptions and compares such amounts with the carrying value of the retained interests. When the carrying value exceeds the fair value of the retained interests and the decline in fair value is determined to be other than temporary, the retained interest is written down to fair value. When a change in the fair value of the retained interest is deemed temporary, any unrealized gains or losses are included in shareholders' equity as a component of accumulated other comprehensive loss (OCL).

Investment Securities

Investments in marketable securities are classified as available for sale and are recorded at fair value as a component of other assets. Unrealized gains and losses on these securities, net of income taxes, are included in shareholders' equity as a component of accumulated OCL. If a decline in the fair value of a marketable security is judged to be other than temporary, the cost basis is written down to fair value with a charge to earnings. Non-marketable equity securities are accounted for under either the cost or equity method of accounting.

Inventories

Inventories are carried at the lower of cost or market. The cost of approximately 71% of inventories is determined using the last-in, first-out method. The cost of remaining inventories, other than those related to certain long-term contracts, are generally valued by the first-in, first-out method. Costs for commercial helicopters are determined on an average cost basis by model considering the expended and estimated costs for the current production release.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated primarily using the straight-line method. Land improvements and buildings are depreciated primarily over estimated lives ranging from 5 to 40 years, while machinery and equipment are depreciated primarily over 3 to 15 years. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

Management evaluates the recoverability of goodwill and other intangible assets annually, or more frequently if events or changes in circumstances, such as decline in sales, earnings or cash flows or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts.

Derivative Financial Instruments

All derivative instruments are reported on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value, cash flow or net investment hedge. Upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," Textron recorded a cumulative transition adjustment to increase accumulated OCL by approximately $15 million, net of income taxes, to recognize the fair value of cash flow hedges as of December 31, 2000. The cumulative effect of adoption was not material to the consolidated statement of operations.

Textron is exposed to market risk, primarily from changes in interest rates, currency exchange rates and securities pricing. To manage the volatility relating to these exposures, Textron nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, Textron enters into various derivative transactions pursuant to Textron's policies in such areas as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. Changes in fair value of financial instruments qualifying as fair value hedges are recorded in income, offset in part or in whole by corresponding changes in the fair value of the underlying exposures being hedged. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in OCL net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are reported in income. Textron does not hold or issue derivative financial instruments for trading or speculative purposes.

Prior to the adoption of SFAS No. 133, changes in market value of contracts that hedged firm foreign currency commitments and intercompany transactions were generally included in the basis of the transactions. Changes in the market value of the contracts that hedged anticipated transactions were generally recognized in net earnings.

Foreign currency denominated assets and liabilities are translated into U.S. dollars with the adjustments from the currency rate changes being recorded in the cumulative translation adjustment account in shareholders' equity until the related foreign entity is sold or substantially liquidated. Foreign currency financing transactions, including currency swaps, are used to effectively hedge long-term investments in foreign operations with the same corresponding currency. Foreign currency gains and losses on the hedge of the long-term investments are recorded in the cumulative translation adjustment account in accumulated OCL with the offset recorded as an adjustment to the non-U.S. dollar financing liability.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable, accounts payable and variable-rate receivables and debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis or independent investment bankers. The estimated fair value of nonperforming loans included in finance receivables are based on discounted cash flow analyses using risk-adjusted interest rates or the fair value of the related collateral. Because considerable judgment is required in interpreting market data, the estimates are not necessarily indicative of the amounts that could be realized in a current market.

Stock-Based Compensation

Textron's 1999 Long-Term Incentive Plan (1999 Plan) authorizes awards to key employees. The 1999 Plan and related awards are described more in fully in Note 12. Stock-based compensation awards to employees under the 1999 Plan are accounted for using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees" and related Interpretations. No stock-based employee compensation cost related to stock options awards is reflected in net income as all options granted under the 1999 Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Employee compensation cost related to Textron's performance share program and restricted stock awards is reflected in net income over the awards' vesting period. Textron has entered into cash settlement forward contracts on its common stock to mitigate the impact of stock price fluctuations on compensation expense. The following table illustrates the effect on net income and earnings per share if Textron had applied the fair-value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

(In millions, except per share amounts)	2002	2001	2000
Net income (loss), as reported	$ (124)	$ 166	$ 218
Add back: Stock-based employee compensation expense included in reported net income (loss)*	9	22	20
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards*	(40)	(48)	(45)
Pro forma net income (loss)	$ (155)	$ 140	$ 193
Income (loss) per share:			
Basic - as reported	$ (.90)	$ 1.17	$ 1.51
Basic - pro forma	$ (1.12)	$ .99	$ 1.34
Diluted - as reported	$ (.88)	$ 1.16	$ 1.49
Diluted - pro forma	$ (1.10)	$ .98	$ 1.32

** Net of related cash settlement forward income or expense and related tax effects*

Product and Environmental Liabilities

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost, determined on a site-by-site basis. Textron's environmental liabilities are undiscounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement nullifies EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Costs related to restructuring that were not accruable under EITF No. 94-3, were previously recorded by Textron in segment profit as incurred. Beginning in 2003, Textron will include all costs related to restructuring, for which this Statement applies, in special charges. The adoption of this Statement is not expected to have a material effect on Textron's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on Textron's results of operations or financial position. Textron has adopted the disclosure provisions as of December 28, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" which amended SFAS No. 123, "Accounting for Stock-Based Compensation". This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The provisions of this Statement are to be applied to financial statements for fiscal years ending after December 15, 2002. As permitted by the Statement, Textron does not plan to adopt the fair value recognition provisions of SFAS No. 123 at this time. Textron has adopted the disclosure provisions of this Statement as of December 28, 2002.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is currently evaluating the impact of the adoption of FIN 46 and does not anticipate that it will have a material effect on Textron's results of operations or financial position.

Note 2

Acquisitions and Dispositions

Acquisitions

During 2001, Textron Manufacturing acquired four companies at a total cost of $209 million. Textron Manufacturing also made a $40 million capital contribution to Textron Finance in support of its acquisition of a $387 million loan portfolio. The largest of Textron Manufacturing's acquisitions was Tempo Research Corporation in the Industrial Products segment.

During 2000, Textron Manufacturing acquired 11 companies and the minority interests of two entities and entered into one joint venture at a total cost of $121 million, including debt assumed of $36 million. One of the larger acquisitions was Advantage Molding and Decorating - a leading supplier of injection molded parts, tooling and pad-printed designs.

The purchase method of accounting has been used for all acquisitions during the past three years. Pro forma results of operations have not been presented since these acquisitions are not considered to be material.

Dispositions

On December 26, 2002, Textron sold the Snorkel product line of its OmniQuip business unit and the capital stock of OmniQuip Textron Inc. holding company to Elwood Holdings, LLC and recognized a pre-tax loss of $20 million with a tax benefit of $54 million. The tax benefit was related to the writeoff of OmniQuip goodwill in the third quarter of 2001 at which time only a portion of the tax benefit was realized.

On December 20, 2001, Textron completed the sale of its Automotive Trim business to Collins & Aikman Products Company, a subsidiary of Collins & Aikman Corporation (C&A), for $668 million in cash, non-marketable preferred shares of C&A valued at $147 million, 18 million shares of C&A common stock valued at $90 million and a transfer of $60 million in indebtedness. In addition, Textron Automotive Trim entered into an $87 million lease agreement whereby equipment used by the Automotive Trim business was retained by Textron and leased back to the business through Textron Financial Corporation. Textron recognized a $339 million gain on the sale, and received after-tax proceeds of approximately $582 million, including the transfer of indebtedness. The proceeds were primarily used to repurchase shares and reduce debt. The purchase and sale agreement includes a provision that entitles Textron to an additional cash payment of up to $125 million to be calculated based on C&A operating results for the five-year period ending 2006.

As a part of the disposition, certain operating leases were transferred to C&A. Textron has guaranteed C&A's payments under these operating leases up to an aggregate amount of $21 million. Textron is required to make payments under these guarantees upon a default by C&A under the lease agreements. These guarantees expire along with the underlying lease agreements. Textron believes it has sufficient recourse against C&A under the indemnity provisions of the purchase and sale agreement should it be required to make any payments under these guarantees.

In 2002, pursuant to a settlement of post-closing obligations under the purchase and sale agreement for the sale of the Automotive Trim business, Textron received $110 million from C&A and recorded an additional gain of $25 million. The transaction included the repurchase of C&A preferred shares and the settlement of all other matters under the purchase and sale agreement. In conjunction with this transaction and following C&A's recapitalization through a share offering, the carrying value of the C&A common stock held by Textron was revised. The C&A common stock was subsequently written down as discussed in Note 15.

In January 2003, Textron sold its 50% interest in an Italian joint venture to C&A for a $12 million after-tax gain.

Note 3

Finance Receivables and Securitizations

Finance Receivables

Textron Finance provides financial services primarily to the aircraft, golf, vacation interval resort, dealer floorplan and middle market industries under a variety of financing vehicles with various contractual maturities.

Installment contracts and finance leases have initial terms ranging from one to 20 years, and are primarily secured by the financed equipment. Finance leases include residual values expected to be realized at contractual maturity. Distribution finance and revolving loans generally mature within one to five years. Distribution finance receivables are generally secured by the inventory at the financed distributor, while revolving loans are secured by trade receivables, inventory, plant and equipment, and pools of vacation interval notes receivables, pools of residential and recreational land lots and the underlying real property. Golf course mortgages have initial terms ranging from five to seven years with amortization periods from 15 to 25 years. Resort mortgages generally represent construction and inventory loans with terms up to two years. Golf course and resort mortgages are secured by real property and are generally limited to 75% or less of the property's appraised market value at loan origination. Leveraged leases are secured by the ownership of the leased equipment and real property and have initial terms up to 30 years.

At the end of 2002 and 2001, Textron Finance had nonaccrual finance receivables, excluding receivables with recourse to the Manufacturing group, totaling $182 million and $114 million, respectively. Approximately $122 million and $54 million of these respective amounts were considered impaired, which excludes finance leases and homogeneous loan portfolios. The allowance for losses on finance receivables related to impaired loans was $33 million and $11 million at the end of 2002 and 2001, respectively. The average recorded investment in impaired loans during 2002 was $97 million, compared to $51 million in 2001.

The following table displays the contractual maturity of the finance receivables. It does not necessarily reflect future cash collections because of various factors including the repayment or refinancing of receivables prior to contractual maturity. Cash collections of finance receivables, excluding proceeds from receivable sales or securitizations, were $7.7 billion and $5.8 billion in 2002 and 2001, respectively. The ratio of cash collections (net of finance charges) to average net receivables, excluding distribution finance receivables and revolving loans, was approximately 54% in 2002 and 65% in 2001.

	Contractual Maturities					Finance Receivables Outstanding	
(In millions)	2003	2004	2005	2006	Thereafter	**2002**	2001
Installment contracts	$ 275	$ 234	$ 187	$ 166	$ 966	$ 1,828	$ 2,047
Distribution finance	491	188	51	28	34	792	474
Revolving loans	447	208	115	233	363	1,366	1,579
Finance leases	29	54	40	17	207	347	319
Golf course and resort mortgages	55	117	231	144	416	963	813
Leveraged leases	(16)	(19)	22	4	469	460	404
	$ 1,281	$ 782	$ 646	$ 592	$ 2,455	5,756	5,636
Less allowance for credit losses						167	144
						$ 5,589	$ 5,492

The net investment in finance leases and leveraged leases was as follows:

(In millions)	**2002**	2001
Finance and leveraged lease receivables, net of nonrecourse debt	$ 725	$ 490
Estimated residual values on leased assets	589	589
	1,314	1,079
Unearned income	(507)	(356)
Investment in leases	807	723
Deferred income taxes	(328)	(258)
Net investment in leases	$ 479	$ 465

The activity in the allowance for credit losses on finance receivables was as follows:

(In millions)	2002	2001	2000
Balance at the beginning of the year	$ 144	$ 116	$ 113
Provision for losses	139	82	37
Charge-offs	(139)	(82)	(45)
Recoveries	11	8	7
Acquisitions and other	12	20	4
Balance at the end of the year	$ 167	$ 144	$ 116

At December 28, 2002, Textron Finance had unused commitments to fund new and existing customers under $1.5 billion of committed revolving lines of credit and $1.0 billion of uncommitted revolving lines of credit. Generally, interest rates on these commitments are not set until the loans are funded; therefore, Textron Finance is not exposed to interest rate changes.

Textron Finance manages finance receivables for a variety of investors, participants and third-party portfolio owners. The total managed and serviced finance receivable portfolio, including owned finance receivables, was $9.4 billion at the end of 2002 and $9.3 billion at the end of 2001.

Owned and securitized finance receivables are primarily diversified geographically across the United States, along with 4% held in South America and 9% in other international countries. At December 28, 2002, Textron Finance's most significant collateral concentration was general aviation aircraft, which accounted for 21% of owned and securitized receivables. Textron Finance also has industry concentrations in the golf and vacation interval industries, which each accounted for 15% of owned and securitized receivables at December 28, 2002.

Transactions Between Finance and Manufacturing Groups

A portion of Textron Finance's business involves financing retail purchases and leases for new and used aircraft and equipment manufactured by Textron Manufacturing's Aircraft and Industrial Products segments. In 2002, 2001 and 2000, Textron Finance paid Textron Manufacturing $1.1 billion, $1.3 billion, and $1.4 billion, respectively, relating to the sale of manufactured products to third-parties that were financed by Textron Finance and $104 million, $62 million and $50 million, respectively, for the purchase of operating lease equipment. Operating agreements specify that Textron Finance has recourse to Textron Manufacturing for outstanding balances from these transactions. At year-end 2002 and 2001, the amounts guaranteed by Textron Manufacturing totaled $562 million and $652 million, respectively. In addition, Textron Finance has recourse to Textron Manufacturing for an $87 million lease with C&A and on $70 million in retained interests in securitizations at the end of 2002 and 2001. Included in the finance receivables guaranteed by Textron Manufacturing are past due loans of $85 million at the end of 2002 ($90 million at the end of 2001) that meet the non-accrual criteria but are not classified as non-accrual by Textron Finance due to the guarantee. Textron Finance continues to recognize income on these loans. Concurrently, Textron Manufacturing is charged for their obligation to Textron Finance under the guarantee so that there are no net interest earnings for the loans on a consolidated basis. Textron Manufacturing has established reserves for losses related to these guarantees which are included in other current liabilities.

Securitizations

Textron Finance received proceeds of $0.9 billion in 2002 and $1.3 billion in 2001 from the securitization and sale (with servicing rights retained) of finance receivables. Gains from securitized trust sales were approximately $54 million in 2002 and $43 million in 2001. At the end of 2002, $2.6 billion in securitized loans were outstanding with $78 million in past due loans. Textron Finance has securitized certain receivables generated by Textron Manufacturing for which it has retained full recourse to Textron Manufacturing.

Textron Finance retained subordinated interests in the trusts which are approximately 2% to 10% of the total trust. Servicing fees range from 50 to 200 basis points. During 2002, key economic assumptions used in measuring the retained interests at the date of each securitization included prepayment speeds ranging from 7% to 23%, weighted average lives ranging from 0.3 to 5 years, expected credit losses ranging from 0.3% to 4.5%, and residual cash flows discount rates ranging from 4.7% to 11.5%. At

December 28, 2002, key economic assumptions used in measuring these retained interests were as follows:

(Dollars in millions)	Aircraft Loans	Small Business Loans	Equipment Loans and Leases	Vacation Interval and Land Loans	Distribution Finance Loans
Carrying amount of retained interests in securitizations, net	$ 89	$ 58	$ 47	$ 40	$ 89
Weighted-average life (in years)	3.2	1.6	1.8	5.1-5.3	.3
Prepayment speed (annual rate)	22.0%	7.0%	7.0%	15.0-20.0%	—
Expected credit losses (annual rate)	0.4%	4.5%	0.2%	0.5-1.5%	0.3%
Residual cash flows discount rate	6.6%	11.5%	7.4%	9.2-10.0%	5.8%

Hypothetical adverse changes of 10% and 20% to either the prepayment speed, expected credit losses and residual cash flows discount rates assumptions would not have a material impact on the current fair value of the residual cash flows associated with the retained interests. These hypothetical sensitivities should be used with caution as the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in another that may magnify or counteract the sensitivities losses, such as increases in market interest rates may result in lower prepayments and increased credit losses.

Note 4
Inventories

(In millions)	December 28, 2002	December 29, 2001
Finished goods	$ 777	$ 719
Work in process	811	856
Raw materials	209	377
	1,797	1,952
Less progress payments and customer deposits	186	225
	$ 1,611	$ 1,727

Inventories aggregating $1.1 billion and $1.0 billion at the end of 2002 and 2001, respectively, were valued by the last-in, first-out (LIFO) method. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $228 million and $188 million higher at those respective dates. The remaining inventories, other than those related to certain long-term contracts, are valued primarily by the first-in, first-out method. Inventories related to long-term contracts, net of progress payments and customer deposits, were $11 million at the end of 2002 and $105 million at the end of 2001.

Note 5
Long-Term Contracts

Long-term contract receivables at the end of 2002 and 2001 totaled $201 million and $264 million, respectively. This includes $161 million and $220 million, respectively, of unbilled costs and accrued profits that had not yet met the contractual billing criteria. Long-term contract receivables do not include significant amounts billed but unpaid due to contractual retainage provisions or subject to collection uncertainty. During the second half of 2001, program reviews on certain long-term development and production contracts indicated reduced profitability expectations resulting in a $124 million charge to earnings. The reduced profitability expectations reflected the clarification of several matters including extended development schedules and planned design changes on a number of programs, as well as ongoing development efforts.

Note 6
Long-Term Assets

Property, plant and equipment for Textron Manufacturing is comprised of the following:

(In millions)	December 28, 2002	December 29, 2001
Land and buildings	$ 1,056	$ 1,011
Machinery and equipment	3,113	2,962
	4,169	3,973
Less accumulated depreciation	2,188	1,929
	$ 1,981	$ 2,044

In 2000, Textron adopted the EITF consensus, Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." This consensus requires that all design and development costs for products sold under long-term supply arrangements be expensed unless there is a contractual guarantee that provides for specific required payments for these costs. Textron reported a cumulative effect of a change in accounting principle of $59 million, net of tax, upon the adoption.

Note 7

Goodwill and Other Intangible Assets

On December 30, 2001, Textron adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which requires companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives, and requires an annual review for impairment. Upon adoption, Textron discontinued the amortization of goodwill.

Under SFAS No. 142, Textron was required to test all existing goodwill for impairment as of December 30, 2001, on a "reporting unit" basis. The reporting unit represents the operating segment unless, at businesses one level below that operating segment (a "component"), discrete financial information is prepared and is reviewed by segment management, in which case such component is the reporting unit. In certain instances, components of an operating segment have been aggregated and deemed a single reporting unit based on similar economic characteristics of the components. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values were primarily established using a discounted cash flow methodology. When available, comparative market multiples were used to corroborate discounted cash flow results.

As a result of this impairment review of goodwill, Textron recorded an after-tax transitional impairment charge of $488 million ($561 million, pre-tax), which is reported in the caption "Cumulative effect of change in accounting principle, net of income taxes". This after-tax charge relates to the following segments: $274 million in Industrial Products; $111 million in Industrial Components; $88 million in Fastening Systems; and $15 million in Finance. For Industrial Products, the primary factor resulting in the impairment charge was the difficult economic environment in the telecommunication industry which has experienced a significant decline in demand. This decline has resulted in lower sales and operating margins than originally anticipated with the acquisitions of the InteSys and Tempo businesses. For Industrial Components and Fastening Systems, the primary factor was the decline in demand in certain industries in which these segments operate due to the economic slowdown. The Finance segment's impairment charge is in its franchise finance division and was primarily the result of decreasing loan volumes and an unfavorable securitization market. No impairment charge was appropriate for these segments under the previous goodwill impairment accounting standard, which Textron applied based on undiscounted cash flows.

Changes in goodwill are summarized below:

(In millions)	Aircraft	Fastening Systems	Industrial Products	Industrial Components	Finance	Total
Balance at December 30, 2000	$ 333	$ 497	$ 798	$ 577	$ 216	$ 2,421
Acquisitions	—	(2)	184	10	—	192
Dispositions	—	—	—	(181)	—	(181)
Amortization	(11)	(16)	(30)	(21)	(12)	(90)
Impairment charge	—	(2)	(306)	—	—	(308)
Foreign currency translation	—	(4)	—	(5)	—	(9)
Balance at December 29, 2001	322	473	646	380	204	2,025
Reclassification of intangible assets	—	—	41	—	1	42
Transitional impairment charge	—	(100)	(326)	(111)	(24)	(561)
Foreign currency translation	—	17	2	24	—	43
Balance at December 28, 2002	$ 322	$ 390	$ 363	$ 293	$ 181	$ 1,549

Textron also adopted the remaining provisions of SFAS No. 141, "Business Combinations" on December 30, 2001. For goodwill and intangible assets reported in connection with acquisitions made prior to July 1, 2001, these provisions broaden the criteria for recording intangible assets separate from goodwill and require that certain intangible assets that do not meet the new criteria, such as assembled workforce and customer base, be reclassified into goodwill. Upon adoption of these provisions, intangible assets totaling $42 million, net of related deferred taxes, were reclassified into goodwill within the Industrial Products and Finance segments.

The effect on net income of the transitional impairment charge and of excluding goodwill amortization expense is presented below:

(In millions, except per share data)	**2002**	2001	2000
Income before cumulative effect of change in accounting principle	$ 364	$ 166	$ 277
Add back: amortization*	—	88	92
Adjusted net income before cumulative effect of change in accounting principle	364	254	369
Cumulative effect of change in accounting principle*	(488)	—	(59)
Adjusted net income (loss)	$ (124)	$ 254	$ 310
Basic earnings per share:			
Income before cumulative effect of change in accounting principle	$ 2.62	$ 1.17	$ 1.92
Add back: amortization*	—	.63	.64
Adjusted net income before cumulative effect of change in accounting principle	2.62	1.80	2.56
Cumulative effect of change in accounting principle*	(3.52)	—	(.41)
Adjusted income (loss) per share - basic	$ (0.90)	$ 1.80	$ 2.15
Diluted earnings per share:			
Income before cumulative effect of change in accounting principle	$ 2.60	$ 1.16	$ 1.90
Add back: amortization*	—	.62	.63
Adjusted net income before cumulative effect of change in accounting principle	2.60	1.78	2.53
Cumulative effect of change in accounting principle*	(3.48)	—	(.41)
Adjusted income (loss) per share - diluted	$ (0.88)	$ 1.78	$ 2.12

**Net of income taxes*

All of Textron's acquired intangible assets are subject to amortization and are comprised of the following:

		December 28, 2002			December 29, 2001		
(Dollars in millions)	Weighted Average Amortization Period (in years)	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	30	$ 61	$ 5	$ 56	$ 61	$ 3	$ 58
Customer base	12	—	—	—	47	8	39
Patents	8	17	6	11	17	4	13
Workforce	9	—	—	—	20	7	13
Non-compete	3	10	7	3	10	3	7
Other	5	16	3	13	14	—	14
		$ 104	$ 21	$ 83	$ 169	$ 25	$ 144

Amortization expense totaled $11 million and $17 million in 2002 and 2001, respectively. Amortization expense for fiscal years 2003, 2004, 2005, 2006, and 2007 is estimated to be approximately $10 million, $6 million, $6 million, $4 million and $4 million, respectively.

Note 8

Debt and Credit Facilities

(In millions)	December 28, 2002	December 29, 2001
Textron Manufacturing:		
Short-term debt:		
Borrowings under or supported by long-term credit facilities*	$ —	$ 146
Current portion of long-term debt	25	527
Total short-term debt	25	673
Long-term senior debt:		
Medium-term notes due 2010-2011 (average rate - 9.85%)	17	16
6.750% due 2002	—	500
6.375% due 2004	300	300
5.625% due 2005	308	270
6.375% due 2008	300	300
6.50% due 2012	300	—
6.625% due 2020	241	217
Other long-term debt (average rate - 6.49%)	245	185
	1,711	1,788
Current portion of long-term debt	(25)	(527)
Total long-term debt	1,686	1,261
Total Textron Manufacturing debt	$ 1,711	$ 1,934

** The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 3.2% and 5.6% at year-end 2001 and 2000, respectively. Weighted average interest rates during the years 2002, 2001 and 2000 were 2.5%, 4.3% and 5.7%, respectively.*

Textron Manufacturing maintains credit facilities with various banks for both short- and long-term borrowings. Textron Manufacturing has a primary revolving credit facility for $1.5 billion, of which $500 million will expire in 2003 and $1 billion will expire in 2007. The $500 million facility includes a one-year term out option that can effectively extend its expiration into 2004. At December 28, 2002, none of the lines of credit were used or reserved as support for commercial paper.

(In millions)	December 28, 2002	December 29, 2001
Textron Finance:		
Borrowings under or supported by credit facilities*	$ 917	$ 688
6.25% average rate debt; due 2003 to 2009	2,586	1,512
2.16% average rate variable notes; due 2003 to 2007	1,337	1,988
Total Textron Finance debt	$ 4,840	$ 4,188

** The weighted average interest rates on these borrowings, before the effect of interest rate exchange agreements, were 1.7%, 2.4% and 6.7% at year-end 2002, 2001 and 2000, respectively. Weighted average interest rates during the years 2002, 2001 and 2000 were 2.1%, 4.1% and 6.4%, respectively.*

Textron Finance has bank lines of credit of $1.5 billion, of which $500 million expires in 2003 and $1 billion expires in 2006. Of these lines, $616 million was not used or reserved as support for commercial paper or bank borrowings. The $500 million facility includes a one-year term out option that can effectively extend its expiration into 2004. Lending agreements limit Textron Finance's net assets available for dividends and other payments to Textron Manufacturing to approximately $449 million of Textron Finance's net assets of $1,020 million at the end of 2002. These lending agreements also contain various restrictive provisions regarding additional debt, minimum net worth, creation of liens and the maintenance of a fixed charges coverage ratio.

The following table shows required payments during the next five years on debt outstanding at the end of 2002. The payment schedule excludes amounts that are payable under or supported by long-term credit facilities.

(In millions)	2003	2004	2005	2006	2007
Textron Manufacturing	$ 25	$ 318	$ 314	$ 5	$ 37
Textron Finance	1,069	1,407	199	25	726
	$ 1,094	$ 1,725	$ 513	$ 30	$ 763

Textron Manufacturing has agreed to cause Textron Finance to maintain certain minimum levels of financial performance. No payments from Textron Manufacturing were necessary in 2002, 2001 or 2000 for Textron Finance to meet these standards.

Due to Textron Manufacturing

On December 20, 2001, Textron Manufacturing entered into a promissory demand note agreement with Textron Finance. At the end of 2001, $510 million was outstanding and has not been eliminated on the consolidated balance sheet. This note was repaid in full in January 2002.

Note 9 Derivatives and Other Financial Instruments

Fair Value Interest Rate Hedges

Textron Manufacturing's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, Textron Manufacturing will enter into interest rate swaps to agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. Since the critical terms of the debt and the interest rate swap match and the other conditions of SFAS No. 133 are met, the hedge is considered perfectly effective. The mark-to-market values of both the fair value hedge instruments and underlying debt obligations are recorded as equal and offsetting unrealized gains and losses in interest expense. In November 2002 and in March 2001, Textron Manufacturing terminated all outstanding interest rate swaps and recognized a gain of $15 million in each year. Hedge accounting was discontinued at the date of the swap termination. The fair value adjustment on the debt related to the discontinued hedge is being amortized into income over the remaining life of the debt. Textron Manufacturing entered into new swap agreements in November 2002 and had interest rate swaps with a fair value of $4 million at December 28, 2002.

Textron Finance enters into interest rate swap agreements to mitigate its exposure to interest rate changes by converting certain of its fixed-rate receivables and debt issues to floating rates. The agreements require Textron Finance to make periodic fixed-rate payments in exchange for floating-rate receipts and vice-versa based on specified notional amounts. In 2002, Textron Finance also entered into a foreign currency exchange agreement to convert a ¥6 billion fixed-rate note to a $45 million variable-rate note. Under this agreement, Textron Finance is required to make U.S. dollar payments based on LIBOR in exchange for fixed receipts of Yen at specified notional amounts. Textron Finance has designated these agreements as fair value hedges. At December 28, 2002, Textron Finance had interest swap agreements with a fair value of $43 million designated as fair value hedges, compared to a liability of $6 million at December 29, 2001. Textron Finance's fair value hedges are highly effective resulting in an immaterial net impact to earnings due to hedge ineffectiveness.

Interest rate swap agreements designated as fair value hedges are summarized as follows:

	December 28, 2002			December 29, 2001		
(Dollars in millions)	**Notional Amount**	**Weighted Average Interest Rate**	**Weighted Average Remaining Term (in Years)**	Notional Amount	Weighted Average Interest Rate	Weighted Average Remaining Term (in Years)
Textron Manufacturing:						
Variable-pay swaps	$ 300	4.6%	3.7	$ —	—	—
Textron Finance:						
Variable-pay swaps-foreign debt	$ 77	2.3%	.5	$ 33	2.8%	1.9
Variable-pay swaps - debt	$ 1,240	2.1%	5.1	$ 370	1.9%	0.6
Variable-receive swaps - receivables	$ 219	1.9%	12.1	$ 97	3.1%	12.0

Cash Flow Interest Rate Hedges

Textron Finance enters into interest rate swap, cap and floor agreements to mitigate its exposure on interest-only securities resulting from securitizations. The swap agreements require Textron Finance to make periodic variable-rate payments in exchange for periodic fixed-rate receipts and vice versa based on specified notional amounts. The cap and floor agreements require the payment of variable-rate amounts based on specified notional amounts if interest rates exceed or fall below specified rates. In 2002, Textron Finance also entered into foreign currency exchange agreements to convert $107 million of variable-rate notes receivable to C$170 million of fixed-rate notes receivable to manage foreign currency exposure by matching these notes to Canadian-denominated debt. Under these agreements,

Textron Finance is required to make U.S. dollar payments based on LIBOR in exchange for fixed receipts of Canadian dollars at specified notional amounts with a weighted average interest rate of 6% over a remaining term of 2.1 years.

Textron Finance also utilizes interest rate agreements to protect against the interest rate risk associated with its retained interest in securitized assets. Textron Finance's interest rate swap, cap and floor agreements related to its variable rate interest-only securities are summarized as follows:

	December 28, 2002			December 29, 2001		
(Dollars in millions)	Notional Amount	Weighted Average Interest Rate*	Weighted Average Remaining Term (in Years)	Notional Amount	Weighted Average Interest Rate*	Weighted Average Remaining Term (in Years)
LIBOR-based swaps	$ 407	4.79%	5.1	$ 371	5.71%	6.5
Prime-based swaps	$ 77	9.07%	15.9	$ 112	9.00%	16.7
One-month LIBOR-based cap*	$ 389	5.43%	—	$ 337	6.35%	—
Prime-based floor*	$ 129	8.75%	—	$ 148	8.73%	—
Six-month LIBOR-based floor*	—	—	—	$ 12	5.34%	—

** Represents interest cap or floor rate*

For cash flow hedges during 2002 and 2001, Textron Finance recorded an after-tax charge of $4 million and $11 million, respectively, to accumulated OCL with no impact to the statement of operations. Assuming no changes in interest rates, Textron Finance expects $9 million of net deferred losses to be reclassified to earnings over the next year to offset interest payments made or received, and expects approximately $2 million, net of income taxes, to be reclassified to earnings as a result of the amortization of deferred losses related to discontinued hedges. Textron Finance has not incurred or recognized any gains or losses in earnings as the result of the ineffectiveness or the exclusion from its assessment of hedge effectiveness of its cash flow hedges.

Textron had minimal exposure to loss from nonperformance by the counterparties to its interest rate swaps at the end of 2002, and does not anticipate nonperformance by counterparties in the periodic settlements of amounts due. Textron currently minimizes this potential for risk by entering into contracts exclusively with major, financially sound counterparties having no less than a long-term bond rating of "A," by continuously monitoring such credit ratings and by limiting exposure with any one financial institution. The credit risk generally is limited to the amount by which the counterparties' contractual obligations exceed Textron's obligations to the counterparty.

Currency Rate Hedging

Textron manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of Textron's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials, foreign currency sales of its products and other assets and liabilities created in the normal course of business. Textron primarily utilizes forward exchange contracts and purchased options with maturities of no more than 18 months that qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. The fair value of these instruments at December 28, 2002 was a $4 million liability. At year-end 2002, $3 million of after-tax loss was reported in accumulated OCL from qualifying cash flow hedges. This loss is generally expected to be reclassified to earnings in the next 12 months as the underlying transactions occur. Textron Manufacturing also enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria, and are primarily intended to protect against exposure related to intercompany financing transactions and income from international operations. The fair value of these instruments at year-end 2002 and the net impact of the related gains and losses on selling and administrative expense was not material in 2002.

Net Investment Hedging

Textron hedges its net investment position in major currencies and generates foreign currency interest payments, that offset other transactional exposures in these currencies. To accomplish this, Textron borrows directly in foreign currency and designates a portion of foreign currency debt as a hedge of net investments. In addition, certain currency forwards are designated as hedges of Textron's related foreign net investments. Currency effects of these hedges which are reflected in the cumulative translation adjustment account within OCL, produced a $5 million after-tax gain during 2002, leaving an accumulated net balance of $47 million.

The table below summarizes, by major currency, Textron Manufacturing's forward exchange contracts in U.S. dollars. The buy and sell amounts represent the U.S. dollar equivalent of commitments to purchase and sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent using the exchange rate at the balance sheet date.

	Buy Contracts		Sell Contracts	
(In millions)	Contract Amount	Unrealized Gain/(Loss)	Contract Amount	Unrealized Gain/(Loss)
December 28, 2002				
British Pound	$ 7	$ —	$ 1	$ —
Canadian Dollar	216	(4)	9	—
Euro	97	1	219	—
Other	85	(1)	87	1
Total	$ 405	$ (4)	$ 316	$ 1
December 29, 2001				
British Pound	$ 7	$ —	$ —	$ —
Canadian Dollar	217	(7)	23	—
Euro	23	(3)	67	—
Other	106	—	162	—
Total	$ 353	$ (10)	$ 252	$ —

Stock-based Compensation Hedging

Textron manages the expense related to stock-based compensation awards using cash settlement forward contracts on its common stock. The use of these forward contracts modifies Textron's compensation expense exposure to changes in the stock price with the intent to reduce potential variability. The fair value of these instruments at December 28, 2002 was a $3 million liability. Gains and losses on these instruments are recorded as an adjustment to compensation expense when the award is charged to expense. These contracts generated expense of $4 million, $22 million and $69 million in 2002, 2001 and 2000, respectively.

Fair Values of Financial Instruments

The carrying amounts and estimated fair values of Textron's financial instruments that are not reflected in the financial statements at fair value as a matter of accounting policy, are as follows:

	December 28, 2002		December 29, 2001	
(In millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Textron Manufacturing:				
Debt	$ (1,711)	$ (1,839)	$ (1,934)	$ (1,972)
Textron Finance:				
Finance receivables	4,809	4,943	4,795	4,884
Debt	(4,840)	(4,935)	(4,188)	(4,208)

Note 10 Textron Finance - Obligated Mandatorily Redeemable Preferred Securities of Finance Subsidiary Holding Solely Junior Subordinated Debentures

Litchfield Financial Corporation (Litchfield, a subsidiary of Textron Financial Corporation) was acquired by Textron Financial Corporation during 1999. Prior to the acquisition, a trust sponsored and wholly owned by Litchfield issued Series A Preferred Securities to the public (for $26 million), the proceeds of which were invested by the trust in $26 million aggregate principal amount of Litchfield's newly issued 10% Series A Junior Subordinated Debentures (Series A Debentures), due 2029. The debentures are the sole asset of the trust. The preferred securities were recorded by Textron Financial Corporation at the fair value of $29 million as of the acquisition date. The amounts due to the trust under the subordinated debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

The preferred securities accrue and pay cash distributions quarterly at a rate of 10% per annum. The trust's obligation under the Series A Preferred Securities is fully and unconditionally guaranteed by Litchfield. The trust will redeem all of the outstanding Series A Preferred Securities when the Series A Debentures are paid at maturity on June 30, 2029, or otherwise become due. Litchfield will have the right to redeem 100% of the principal plus accrued and unpaid interest on or after June 30, 2004. As a result of its acquisition of Litchfield, Textron Financial Corporation has agreed to make payments to the holders of the Preferred Securities when due, to the extent not paid by or on behalf of the trust or subsidiary.

Note 11

Textron - Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Textron Junior Subordinated Debt Securities

In 1996, a trust sponsored and wholly owned by Textron issued preferred securities to the public (for $500 million) and shares of its common securities to Textron (for $15.5 million), the proceeds of which were invested by the trust in $515.5 million aggregate principal amount of Textron's newly issued 7.92% Junior Subordinated Deferrable Interest Debentures, due 2045. The debentures are the sole asset of the trust. The proceeds from the issuance of the debentures were used by Textron for the repayment of long-term borrowings and for general corporate purposes. The amounts due to the trust under the debentures and the related income statement amounts have been eliminated in Textron's consolidated financial statements.

The preferred securities accrue and pay cash distributions quarterly at a rate of 7.92% per annum. Textron has guaranteed, on a subordinated basis, distributions and other payments due on the preferred securities. The guarantee, when taken together with Textron's obligations under the debentures and in the indenture pursuant to which the debentures were issued and Textron's obligations under the Amended and Restated Declaration of Trust governing the trust, provides a full and unconditional guarantee of amounts due on the preferred securities. The preferred securities are mandatorily redeemable upon the maturity of the debentures on March 31, 2045, or earlier to the extent of any redemption by Textron of any debentures. The redemption price in either such case will be $25 per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 12

Shareholders' Equity

Capital Stock

Textron has authorization for 15,000,000 shares of preferred stock and 500,000,000 shares of 12.5 cent per share par value common stock. Each share of $2.08 Preferred Stock ($23.63 approximate stated value) is convertible into 4.4 shares of common stock and can be redeemed by Textron for $50 per share. Each share of $1.40 Preferred Dividend Stock ($11.82 approximate stated value) is convertible into 3.6 shares of common stock and can be redeemed by Textron for $45 per share.

Performance Share Units and Stock Options

Textron's 1999 Long-Term Incentive Plan (the "1999 Plan") authorizes awards to key employees of Textron in three forms: (a) options to purchase Textron shares; (b) performance share units and (c) restricted stock. In 2002, Textron's shareholders approved an amendment to the 1999 Plan to revise the maximum number of share awards authorized as follows: (a) 14,000,000 options to purchase Textron shares; (b) 2,000,000 performance units and (c) 500,000 shares of restricted stock.

Pro forma information regarding net income and earnings per share has been determined using the fair value method. For the purpose of developing the pro forma information, the fair values of options granted after 1995 are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values are amortized to expense over the options' vesting period. Using this methodology, net income would have been reduced by $31 million or $0.22 per diluted share in 2002, $26 million or $0.18 per diluted share in 2001, and $25 million or $0.17 per diluted share in 2000.

The assumptions used to estimate the fair value of an option granted in 2002, 2001 and 2000, respectively, are approximately as follows: dividend yield of 3%, 3% and 3%; expected volatility of 36%, 34% and 27%; risk-free interest rates of 4%, 4% and 5%, and weighted average expected lives of 3.7 years in 2002 and 3.5 years in 2001 and 2000. Under these assumptions, the weighted-average fair value of an option to purchase one share granted in 2002, 2001 and 2000 was approximately $10, $11 and $10, respectively.

At the end of 2002, 3,636,000 stock options were available for future grant under the 1999 Plan as amended. Stock option activity is summarized as follows:

	2002		2001		2000	
(Shares in thousands)	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,976	$ 53.50	12,631	$ 52.32	8,822	$ 55.26
Granted	5,135	41.29	315	50.93	4,618	46.31
Exercised	(696)	34.25	(884)	30.20	(440)	30.67
Canceled	(1,275)	57.89	(1,086)	58.01	(369)	76.41
Outstanding at end of year	14,140	$ 49.62	10,976	$ 53.50	12,631	$ 52.32
Exercisable at end of year	9,043	$ 54.08	8,653	$ 55.33	7,012	$ 53.25

Stock options outstanding at the end of 2002 are summarized as follows (shares in thousands):

Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$22 - $40	1,442	3.9	$ 32.93	1,152	$ 31.32
$41 - $63	9,950	7.9	$ 45.20	5,143	$ 48.54
$64 - $94	2,748	6.4	$ 73.97	2,748	$ 73.97

Reserved Shares of Common Stock

At the end of 2002, common stock reserved for the subsequent conversion of preferred stock and shares reserved for the exercise of stock options were 2,786,000 and 14,140,000, respectively.

Preferred Stock Purchase Rights

Each outstanding share of Textron common stock has attached to it one-half of a preferred stock purchase right. One preferred stock purchase right entitles the holder to buy one one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $250. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Textron's common stock. In certain circumstances, holders may acquire Textron stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire in September 2005 but may be redeemed earlier for $.05 per right.

Income per Common Share

A reconciliation of income from operations and basic to diluted share amounts is presented below.

(Dollars in millions, shares in thousands)	**2002** Income	**2002** Average Shares	2001 Income	2001 Average Shares	2000 Income	2000 Average Shares
Income from operations	$ 364		$ 166		$ 277	
Less: Preferred stock dividends	—		(1)		—	
Basic						
Available to common shareholders	364	138,745	165	141,050	277	143,923
Dilutive effect of convertible preferred stock and stock options	—	1,507	1	1,887	—	2,227
Diluted						
Available to common shareholders and assumed conversions	$ 364	140,252	$ 166	142,937	$ 277	146,150

Accumulated Other Comprehensive Loss (OCL)

(In millions)	Currency Translation Adjustment	Unrealized Gains (Losses) on Securities	Pension Liability Adjustment	Deferred Gains (Losses) on Hedge Contracts	Total
Balance at January 1, 2000	$ (96)	$ —	$ (2)	$ —	$ (98)
Change, net of income taxes	(74)	—	—	—	(74)
Net unrealized losses*	—	(59)	—	—	(59)
Reclassification adjustment*	—	59	—	—	59
Balance at December 30, 2000	(170)	—	(2)	—	(172)
Transition adjustment due to change in accounting, net of taxes	—	—	—	(15)	(15)
Change, net of income taxes	(31)	1	—	(17)	(47)
Automotive Trim disposal, net of income taxes	11	—	—	—	11
Net unrealized losses*	—	(6)	—	—	(6)
Reclassification adjustment*	—	6	—	—	6
Balance at December 29, 2001	(190)	1	(2)	(32)	(223)
Change, net of income taxes	78	2	(95)	13	(2)
Net unrealized losses*	—	(25)	—	—	(25)
Reclassification adjustment*	—	25	—	—	25
Balance at December 28, 2002	$ (112)	$ 3	$ (97)	$ (19)	$ (225)

** Net of income tax benefit of $13, $3 and $31 for 2002, 2001 and 2000, respectively.*

Note 13 Pension Benefits and Postretirement Benefits Other Than Pensions

Textron has defined benefit and defined contribution pension plans that together cover substantially all employees. The costs of the defined contribution plans amounted to approximately $44 million in 2002, $48 million in 2001 and $51 million in 2000. Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Textron's funding policy is consistent with federal law and regulations. Pension plan assets consist principally of corporate and government bonds and common stocks. Textron offers health care and life insurance benefits for certain retired employees.

The following summarizes the change in the benefit obligation; the change in plan assets; the funded status; and reconciliation to the amount recognized in the balance sheet for the pension and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits Other than Pensions	
(In millions)	**December 28, 2002**	December 29, 2001	**December 28, 2002**	December 29, 2001
Change in benefit obligation				
Benefit obligation at beginning of year	$ 3,908	$ 3,941	$ 632	$ 612
Service cost	99	109	4	6
Interest cost	278	282	45	49
Amendments	12	34	1	(14)
Net effect of acquisitions/dispositions	—	(220)	—	(65)
Plan participants' contributions	4	4	5	5
Actuarial losses	262	28	51	113
Benefits paid	(273)	(258)	(69)	(70)
Foreign exchange rate changes	51	(11)	1	(1)
Curtailments	1	(1)	5	(3)
Benefit obligation at end of year	$ 4,342	$ 3,908	$ 675	$ 632

(In millions)	Pension Benefits December 28, 2002	Pension Benefits December 29, 2001	Postretirement Benefits Other than Pensions December 28, 2002	Postretirement Benefits Other than Pensions December 29, 2001
Change in plan assets				
Fair value of plan assets at beginning of year	$ 4,480	$ 5,170	$ —	$ —
Actual return on plan assets	(275)	(218)	—	—
Employer contributions	23	22	—	—
Plan participants' contributions	4	4	—	—
Net effect of acquisitions/dispositions	—	(229)	—	—
Benefits paid	(273)	(258)	—	—
Foreign exchange rate changes	49	(11)	—	—
Fair value of plan assets at end of year	$ 4,008	$ 4,480	$ —	$ —
Funded status of the plan	$ (334)	$ 572	$ (675)	$ (632)
Unrecognized actuarial loss (gain)	892	(133)	77	26
Unrecognized prior service cost (benefit)	151	162	(13)	(20)
Unrecognized transition net asset	(4)	(23)	—	—
Net amount recognized in the balance sheet	$ 705	$ 578	$ (611)	$ (626)
Amounts recognized in the balance sheet consists of:				
Prepaid benefit cost	$ 820	$ 745	$ —	$ —
Accrued benefit liability	(270)	(171)	(611)	(626)
Intangible asset	5	2	—	—
Minimum pension liability	150	2	—	—
Net amount recognized in the balance sheet	$ 705	$ 578	$ (611)	$ (626)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $714 million, $618 million and $365 million, respectively, as of year-end 2002, and $248 million, $209 million and $42 million, respectively, as of year-end 2001.

The following summarizes the net periodic benefit cost for the pension benefits and postretirement benefits plans:

(In millions)	Pension Benefits December 28, 2002	Pension Benefits December 29, 2001	Pension Benefits December 30, 2000	Postretirement Benefits Other than Pensions December 28, 2002	Postretirement Benefits Other than Pensions December 29, 2001	Postretirement Benefits Other than Pensions December 30, 2000
Components of net periodic benefit cost						
Service cost	$ 99	$ 109	$ 101	$ 4	$ 6	$ 6
Interest cost	278	282	265	45	49	45
Expected return on plan assets	(454)	(454)	(423)	—	—	—
Amortization of unrecognized transition asset	(17)	(17)	(17)	—	—	—
Recognized actuarial (gain)/loss	(16)	(30)	(24)	3	(2)	(8)
Recognized prior service cost	15	20	14	(4)	(6)	(4)
Curtailments	(6)	(6)	—	1	(5)	(1)
Net periodic benefit cost	$ (101)	$ (96)	$ (84)	$ 49	$ 42	$ 38

Recognized actuarial (gain)/loss on net pension benefits is being amortized over a twelve-year period.

Major actuarial assumptions used in accounting for defined benefit pension plans are presented below.

	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000
Discount rate	6.75%	7.25%	7.50%	7.50%
Expected rate of return on plan assets	8.90	9.25	9.25	9.25
Annual rate of compensation increase	4.20	4.50	4.80	4.80

Postretirement benefit plan discount rates are the same as those used by Textron's defined benefit pension plans.

The 2002 health care cost trend rate, which is the weighted average annual assumed rate of increase in the per capita cost of covered benefits, was 10% for all retirees. This rate is assumed to decrease to 5% by 2006 and then remain at that level. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

(In millions)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 4	$ (4)
Effect on postretirement benefit obligation	$ 55	$ (47)

Note 14 Income Taxes

Textron files a consolidated federal income tax return for all U.S. subsidiaries and separate returns for foreign subsidiaries.

Income from operations before income taxes and distributions on preferred securities of subsidiary trusts is as follows:

(In millions)	2002	2001	2000
United States	$ 393	$ 451	$ 366
Foreign	97	(32)	245
Total	$ 490	$ 419	$ 611

Income tax expense is summarized as follows:

(In millions)	2002	2001	2000
Federal:			
Current	$ (13)	$ 136	$ 246
Deferred	73	48	(37)
State	15	26	35
Foreign	25	17	64
Income tax expense	$ 100	$ 227	$ 308

The following reconciles the federal statutory income tax rate to the effective income tax rate reflected in the consolidated statements of income:

	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
State income taxes	2.1	2.7	3.8
Goodwill	—	22.3	19.0
Permanent items from Automotive Trim disposition	1.4	2.7	—
Settlement of tax court case	(2.5)	—	—
Sale of Snorkel	(9.5)	—	—
ESOP dividends	(3.7)	—	—
Foreign tax rate differential	(0.3)	(0.9)	(2.2)
Export sales benefit	(1.8)	(2.9)	(1.9)
Other, net	(0.3)	(4.7)	(3.3)
Effective income tax rate	20.4%	54.2%	50.4%

The tax effects of temporary differences that give rise to significant portions of Textron's net deferred tax assets and liabilities were as follows:

(In millions)	December 28, 2002	December 29, 2001
Deferred tax assets:		
Self insured liabilities, (including environmental)	$ 94	$ 110
Deferred compensation	140	140
Obligation for postretirement benefits	3	44
Investment securities	24	9
Allowance for credit losses	63	49
Amortization of goodwill and other intangibles	22	30
Non-U.S. net operating loss carryforwards	37	34
Other, principally timing of other expense deductions	230	270
Total deferred tax assets	$ 613	$ 686
Valuation allowance for deferred tax assets	(26)	(24)
	$ 587	$ 662
Deferred tax liabilities:		
Textron Finance transactions, principally leasing	$ (390)	$ (387)
Fixed assets, principally depreciation	(146)	(150)
Inventory	(32)	(59)
Currency translation adjustment	(21)	(29)
Total deferred tax liabilities	(589)	(625)
Net deferred tax (liability) asset	$ (2)	$ 37

At December 28, 2002 and December 29, 2001, Textron had non-U.S. net operating loss carryforwards for income tax purposes of $111 million and $99 million, respectively, of which $58 million and $70 million can be carried forward indefinitely and the balance expires at various dates through 2013. A valuation allowance at December 28, 2002 and December 29, 2001, of $26 million and $24 million, respectively, has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefits of the loss carryforwards.

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries, which approximated $618 million at the end of 2002. Management intends to reinvest those earnings for an indefinite period, except for distributions having an immaterial tax effect. If foreign subsidiaries' earnings were distributed, 2002 taxes, net of foreign tax credits, would be increased by approximately $89 million.

Note 15

Special Charges

(In millions)	Restructuring Expense				Goodwill, Intangible and Investment Impairments	Total Special Charges
	Severance Costs	Facility and Other	Fixed Asset Write-downs	Total		
2002						
Aircraft	$ 26	$ —	$ 2	$ 28	$ —	$ 28
Fastening Systems	12	2	4	18	—	18
Industrial Products	13	2	19	34	—	34
Industrial Components	6	1	2	9	—	9
Finance	—	—	—	—	—	—
Corporate	1	—	—	1	38	39
	$ 58	$ 5	$ 27	$ 90	$ 38	$ 128
2001						
Aircraft	$ 6	$ —	$ —	$ 6	$ —	$ 6
Fastening Systems	22	2	18	42	2	44
Industrial Products	16	1	3	20	317	337
Industrial Components	24	—	7	31	—	31
Finance	2	1	—	3	—	3
Corporate	7	—	—	7	9	16
	$ 77	$ 4	$ 28	$ 109	$ 328	$ 437
2000						
Aircraft	$ —	$ —	$ —	$ —	$ —	$ —
Fastening Systems	—	—	—	—	128	128
Industrial Products	7	1	—	8	16	24
Industrial Components	8	—	1	9	205	214
Finance	—	—	—	—	—	—
Corporate	—	—	—	—	117	117
	$ 15	$ 1	$ 1	$ 17	$ 466	$ 483

Restructuring

To improve returns at core businesses and to complete the integration of certain acquisitions, Textron approved and committed to a restructuring program in the fourth quarter of 2000 based upon targeted cost reductions which was expanded in 2001. In October 2002, Textron announced a further expansion of its restructuring program as part of its strategic effort to improve operating efficiencies, primarily in its industrial business. Textron's restructuring program includes corporate and segment workforce reductions, consolidation of facilities primarily in the United States and Europe, rationalization of certain product lines, outsourcing of non-core production activity, the divestiture of non-core businesses and streamlining of sales and administrative overhead.

Under this restructuring program, Textron has reduced its workforce by approximately 8,100 employees and has closed 81 facilities, including 36 manufacturing plants, primarily in the Industrial Products, Industrial Components and Fastening Systems segments.

Restructuring costs that have been accrued in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," and related asset impairment charges are included in special charges on the consolidated statement of operations. An analysis of the special charges for restructuring and related reserve accounts is summarized below:

(In millions)	Asset Impairments	Severance	Facilities & Other	Total
Charges	$ 1	$ 15	$ 1	$ 17
Cash paid	—	(1)	—	(1)
Non-cash utilization	(1)	—	—	(1)
Balance at December 30, 2000	—	14	1	15
Additions	28	79	4	111
Reserves deemed unnecessary	—	(2)	—	(2)
Non-cash utilization	(28)	(4)	—	(32)
Cash paid	—	(56)	(2)	(58)
Balance at December 29, 2001	—	31	3	34
Additions	27	65	6	98
Reserves deemed unnecessary	—	(7)	(1)	(8)
Non-cash utilization	(27)	—	—	(27)
Cash paid	—	(65)	(4)	(69)
Balance at December 28, 2002	$ —	$ 24	$ 4	$ 28

Severance costs are generally paid on a monthly basis over the severance period granted to each employee or on a lump sum basis when required. Severance costs include outplacement costs which are paid in accordance with normal payment terms. Facilities and other costs represent lease termination costs and facility and plant clean-up costs. Lease termination costs are generally paid upon exiting the facility or over the remaining lease term and facility and plant clean-up costs are paid in accordance with normal payment terms.

The specific restructuring measures and associated estimated costs are based on Textron's best judgment under prevailing circumstances. Textron believes that the restructuring reserve balance of $28 million is adequate to carry out the restructuring activities formally identified and committed to as of December 28, 2002 and anticipates that all actions related to these liabilities will be completed within a twelve-month period.

Textron also incurred costs related to restructuring that have not been included in special charges and are included in segment profit only as incurred. While these costs are incremental and directly related to the restructuring program, they are expensed as incurred as they do not meet EITF Issue No. 94-3 criteria for accrual.

Costs related to restructuring that are reflected in the consolidated statement of operations include the following:

(In millions)	**2002**	2001
Cost of sales:		
Outsourcing operations	$ 4	$ 9
Plant rearrangement and inventory disposal	4	9
Other	2	4
	10	22
Selling and administrative expenses:		
Machinery, equipment and inventory relocation	7	6
Employee replacement, relocation and related	3	5
Other	2	1
	12	12
Total	$ 22	$ 34

Goodwill and Other Intangible Assets

In conjunction with Textron's restructuring activities and review of long-lived assets, Textron wrote down goodwill and other intangible assets by $319 million in 2001 and $349 million in 2000. For 2001, the impairment charge was primarily related to goodwill and other intangible assets at OmniQuip within the Industrial Products segment. For 2000, Textron recognized impairment charges for goodwill only of $205 million in Industrial Components primarily related to Turbine Engine Components Textron (TECT), $128 million in Fastening Systems primarily related to Flexalloy, and $16 million in Industrial Products. See Note 7 regarding the after-tax transitional impairment charge of $488 million reported under the caption "Cumulative effect of change in accounting principle, net of income taxes" in 2002.

During the third quarter of 2001, certain long-lived asset impairment indicators were identified for OmniQuip which caused Textron to perform an impairment review. Key impairment indicators included OmniQuip's operating performance against plan despite restructuring efforts to improve operating efficiencies and streamline operations. Additionally, the strategic review process completed in August 2001 confirmed that the economic and market conditions combined with the saturation of light construction equipment handlers in the market had negatively impacted the projected results for the foreseeable future. The undiscounted cash flow projections performed were less than the carrying amount of OmniQuip's long-lived assets indicating that there was an impairment. Textron used a discounted pre-tax cash flow calculation in determining the fair value of the long-lived assets utilizing the multi-year forecast to project future cash flows and a risk-based rate of 11%. The calculation resulted in an impairment charge of $317 million, including goodwill of $306 million and other intangible assets of $11 million.

In 2000, a similar calculation was performed when indicators of potential impairment of long-lived assets were identified in connection with multi-year financial planning, as well as the initiation of the current restructuring program. Based on the indicators, Textron performed an impairment review for the applicable operating units. Key indicators with respect to TECT were deteriorating margins and its inability to generate new contracts that had resulted in a significantly decreased revenue base. Key indicators for Flexalloy were its performance against plan and the negative effect on its vendor-managed business model by other supply-chain competitors. The business is dependent upon large customers, and the service level for larger customers cannot be easily replicated over a large number of smaller customers without significant additional investment. Also, the synergies within Fastening Systems, which were initially viewed to be significant due to Textron's existing market share, were considerably less than anticipated. Accordingly, future cash flow projections were not expected to achieve the level of growth originally anticipated at the time of Flexalloy's acquisition. Using a risk-based rate of 11%, the impairment calculation resulted in a fourth quarter 2000 write down of goodwill for TECT of $178 million, Flexalloy of $96 million and $75 million related to other operating units.

Investments

During the second half of 2002, the C&A common stock owned by Textron experienced a decline in market value. Textron acquired this stock as a result of the disposition of the Trim business. In December 2002, Moody's lowered its liquidity rating of C&A. Due to this indicator and the extended length of time and extent to which the market value of the stock was less than the carrying value, Textron determined that the decline in the market value of the stock was other than temporary and wrote down its investment in the stock. The write-down resulted in a pre-tax loss of $38 million which is included in special charges.

During 2001, Textron recorded a $6 million impairment charge related to its e-business securities, and subsequently realized a $3 million net loss on the sale of its remaining e-business securities. In 2000, Textron recorded an impairment charge of $117 million related to these investment securities when it was determined that the decline in market value was other than temporary. These charges are included in special charges on the consolidated statement of operations. Textron had no remaining investments in e-business securities as of December 28, 2002.

Note 16
Joint Ventures

In the normal course of business, Textron has entered into various joint venture agreements. At December 28, 2002 and December 29, 2001, other assets includes $35 million and $37 million, respectively, attributable to investments in unconsolidated joint ventures. Textron accounts for its interest in these ventures under the equity method of accounting. Since Textron's equity in income (loss) from joint ventures is not material, this amount is reported in cost of sales rather than as a separate line item. Textron's loss from unconsolidated joint ventures totaled $10 million each year for 2002 and 2001, and $2 million in 2000.

Textron has entered into an agreement with Agusta to share certain costs and profits for the joint design, development, manufacture, marketing, sale, customer training and product support of Bell Agusta Aerospace's BA609 and AB139. These programs are currently in the development stage, and only certain marketing costs are being charged to the venture. Bell Helicopter's share of the development costs are being charged to earnings as a period expense. Bell Helicopter has also partnered with The Boeing Company in the development and production of the V-22 tiltrotor aircraft.

Textron has also entered into a joint venture with TAG Aviation USA, Inc. to sell fractional share interests in small business jets. During 2002, 2001 and 2000, Textron recorded revenue of $101 million, $38 million and $26 million, respectively, for the sale of aircraft to this venture through arm's length transactions. Profit on these sales is initially deferred then recognized on a pro-rata basis as fractional share interests are sold to third parties. Textron has guaranteed one-half of the venture's debt and lease obligations up to a maximum of $70 million. At December 28, 2002, Textron's portion of the outstanding debt and operating lease commitments covered by this guarantee totaled $30 million. Textron would be required to make payments under these guarantees if the joint venture defaults under the related debt agreements.

While Textron has several other joint venture agreements that have external financing arrangements, Textron has only guaranteed approximately $21 million in debt obligations related to these ventures. Textron would be required to make payments under these guarantees if a joint venture defaults under the debt agreements.

Note 17
Commitments and Contingencies

Textron is subject to legal proceedings and other claims arising out of the conduct of Textron's business, including proceedings and claims relating to private transactions, government contracts, production partners, product liability, employment, and environmental, safety and health matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in Textron's suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, Textron believes that these proceedings and claims will not have a material effect on Textron's financial position or results of operations.

In August 2002, Lycoming recalled approximately 950 airplane engines to replace potentially faulty crankshafts manufactured by a third party supplier. In conjunction with a Federal Aviation Administration (FAA) directive, aircraft with these engines have been grounded. After detecting a potentially defective crankshaft in an aircraft beyond the group included in the August recall, Lycoming and the FAA mandated inspection of all turbocharged aircraft with engines that use this specific component. This precautionary measure applies to an additional 736 engines, which will be tested in the field within the next 50 hours of operation or within six months, whichever comes first. Lycoming anticipates that only a portion of the crankshafts in the additional engines will need to be replaced. Lycoming has initiated a comprehensive customer care program to replace the defective crankshafts, make any necessary related repairs, and compensate its customers for the loss of use of their aircraft during the recall. Lycoming also initiated a program for the inspection and possible replacement of potentially defective zinc-plated bolts manufactured by a third party supplier for use in certain aircraft engines. Textron recorded $31 million in its Aircraft segment related to these matters. Textron is continuing to monitor performance of the crankshafts previously supplied by the third party supplier to ensure that the current recall, inspection and customer care program adequately covers all engines with potentially faulty crankshafts. It is possible that additional engines outside of the current recall could potentially be affected. Textron's reserves for the recall, inspection and customer care program are based on management's best estimate as of December 28, 2002. Actual costs could vary depending upon the actual experience of the current program, recoveries received from third parties or an expansion of the existing program.

In the ordinary course of business, Textron enters into letters of credit and other similar arrangements with financial institutions. The letters of credit typically serve as a guarantee of payment or performance to certain third parties in accordance with specified terms and conditions. Management knows of no event of default that would require Textron to satisfy these guarantees at the end of 2002.

In addition to its financing relationship with Textron Finance, OmniQuip also utilizes third-party finance institutions to provide wholesale financing to certain of its customers. While these finance receivables are not reflected on Textron's balance sheet, the finance institutions generally have recourse to OmniQuip and may require OmniQuip to repurchase equipment related to customer defaults. OmniQuip generally obtains a secured interest in any equipment repurchased. The balance of this portfolio at December 28, 2002 and December 29, 2001 was $47 million and $57 million, respectively.

Textron has a number of guaranteed minimum resale value contracts associated with certain past aircraft sales. These guarantees require Textron to make possible future payments to a customer in the event that the fair value of an aircraft falls below a minimum guaranteed amount, or stipulate a minimum value upon the trade-in for a new replacement aircraft. The agreements generally include operating restrictions such as maximum usage over the guarantee period or minimum maintenance requirements. The amount of resale value guaranteed at December 28, 2002 was approximately $160 million. The estimated fair values of the guaranteed aircraft prevailing at December 28, 2002 were greater than the amount of Textron's guarantees. In addition, for aircraft representing $117 million of the guaranteed amounts, Textron has $97 million in residual value insurance coverage that would reimburse Textron if the guaranteed value falls below the insured level. The guarantee contracts expire as follows: $98 million in 2003, $37 million in 2004, $5 million in 2005, $3 million in 2006, and $17 million in 2012. Of the related residual value insurance, $78 million expires in 2003 and $19 million expires in 2004.

Leases

Rental expense approximated $92 million, $103 million and $101 million in 2002, 2001 and 2000, respectively. Future minimum rental commitments for noncancellable operating leases in effect at the end of 2002 approximated $70 million for 2003; $54 million for 2004; $38 million for 2005; $28 million for 2006; $22 million for 2007; and a total of $198 million thereafter.

Environmental Remediation

Textron's accrued estimated environmental liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations and are subject to a number of factors and uncertainties. Circumstances which can affect the accruals' reliability and precision include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation, and the time period over which remediation may occur. Accrued liabilities relate to disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees and operating and maintenance costs for both currently and formerly owned or operated facilities. Textron believes that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on Textron's financial position or results of operations. Based upon information currently available, Textron estimates potential environmental liabilities to be in the range of $38 million to $138 million. At the end of 2002, environmental reserves of approximately $80 million, of which $17 million are classified as current liabilities, have been established to address these specific estimated potential liabilities. Textron estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years.

Note 18

Supplemental Financial Information

Accrued Liabilities

Textron Manufacturing's accrued liabilities are comprised of the following:

(In millions)	**December 28, 2002**	December 29, 2001
Customer deposits	$ 193	$ 279
Warranty and product maintenance contracts	301	257
Salaries, wages and employer taxes	237	212
Contract reserves	153	113
Other	453	547
Total accrued liabilities	$ 1,337	$ 1,408

Warranty and Product Maintenance Contracts

Textron provides limited warranty and product maintenance programs, including parts and labor, for certain products for periods ranging from one to five years. Textron estimates the costs that may be incurred under these programs and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect this liability include the number of products sold, historical and anticipated rates of warranty claims and cost per claim. Textron periodically assesses the adequacy of its recorded warranty and product maintenance liabilities and adjusts the amounts as necessary.

Changes in Textron's warranty and product maintenance liability in 2002 and 2001 are as follows:

(In millions)	**December 28, 2002**	December 29, 2001
Accrual at beginning of year	$ 257	$ 241
Provision	170	162
Settlement	(161)	(142)
Adjustments to pre-existing liabilities	35	(4)
Accrual at end of year	$ 301	$ 257

For 2002, the adjustments to pre-existing liabilities include $31 million in costs for the recall, inspection and customer care program at Lycoming described in Note 17.

Research and Development Costs

Company-funded research and development costs include amounts for company-initiated programs, the cost sharing portions of customer-initiated programs, and losses incurred on customer-initiated programs. Textron also carries out research and development under contracts with others, primarily the U.S. Government. A significant portion of company-initiated programs include independent research and development related to government products and services which is recoverable through overhead cost allowances.

Company-funded and customer-funded research and development costs are as follows:

(In millions)	**2002**	2001	2000
Company-funded	$ 207	$ 366	$ 307
Customer-funded	379	323	414
Total research and development	$ 586	$ 689	$ 721

Note 19 Segment Reporting

Textron has five reportable segments: Aircraft, Fastening Systems, Industrial Products, Industrial Components and Finance. See Note 1 for principal markets and pages 16 through 17 for products of Textron's segments.

Textron's reportable segments are strategically aligned based on the manner in which Textron manages its various operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Textron evaluates segment performance based on segment profit. Segment profit for Textron Manufacturing excludes interest expense, certain corporate expenses, special charges and gains and losses from the disposition of significant business units. Textron Finance includes interest income, interest expense and distributions on preferred securities of Finance subsidiary trust and excludes special charges as part of segment profit. To reflect the adoption of SFAS No. 142 and the fact that Textron does not include amortization of goodwill in its internal evaluation of segment performance, Textron has recast its segment data for comparability by reclassifying goodwill amortization out of segment profit in prior periods. Provisions for losses on finance receivables involving the sale or lease of Textron products are recorded by the selling manufacturing division.

The Aircraft segment is comprised of two product groups: fixed-wing aircraft and rotor aircraft. Fixed-wing aircraft revenues were $3,286 million, $3,176 million and $2,956 million in 2002, 2001 and 2000, respectively. Rotor aircraft revenues were $1,636 million, $1,621 million and $1,581 million in 2002, 2001 and 2000, respectively. The Industrial Products segment primarily includes defense systems, golf car and turf care equipment and electrical and telecommunication products. Defense systems revenues were $488 million, $490 million and $470 million in 2002, 2001 and 2000, respectively. Golf car and turf care equipment revenues were $732 million, $738 million and $823 million in 2002, 2001 and 2000, respectively, and electrical and telecommunications products revenues were $341 million, $430 million and $454 million, respectively.

(In millions)	Revenues 2002	2001	2000	Segment Profit 2002	2001	2000
Aircraft	$ 4,922	$ 4,797	$ 4,537	$ 452	$ 338	$ 475
Fastening Systems	1,650	1,679	1,996	68	62	192
Industrial Products	1,841	1,974	2,248	83	106	296
Industrial Components	1,615	3,162	3,618	115	215	341
Finance	630	709	691	117	205	202
	$10,658	$12,321	$13,090	835	926	1,506
Special charges				(128)	(437)	(483)
Segment operating income				707	489	1,023
Gain on sale of businesses, net				5	342	—
Goodwill amortization				—	(98)	(96)
Corporate expenses and other, net				(114)	(152)	(164)
Interest expense, net				(108)	(162)	(152)
Income before income taxes and distribution on preferred securities				$ 490	$ 419	$ 611

(In millions)	Assets 2002	2001	2000	Property, Plant and Equipment Expenditures 2002	2001	2000
Aircraft	$2,857	$2,848	$2,612	$ 106	$ 175	$ 157
Fastening Systems	1,451	1,541	1,770	43	61	108
Industrial Products	1,484	1,886	2,089	91	93	98
Industrial Components	1,394	1,375	2,563	48	180	146
Finance	6,654	6,464	6,131	17	18	14
Corporate	3,287	4,119	3,351	14	5	4
Eliminations	(1,622)	(2,181)	(2,146)	—	—	—
	$15,505	$16,052	$16,370	$ 319	$ 532	$ 527

(In millions)	Amortization 2002	2001	2000	Depreciation 2002	2001	2000
Aircraft	$ —	$ 11	$ 10	$ 116	$ 116	$ 107
Fastening Systems	4	16	18	70	78	82
Industrial Products	11	48	32	69	60	56
Industrial Components	—	21	27	54	123	116
Finance	10	22	15	28	19	17
Corporate	2	(4)	10	4	4	4
	$ 27	$ 114	$ 112	$ 341	$ 400	$ 382

Geographic Data

Presented below is selected financial information by geographic area of Textron's operations:

(In millions)	Revenues* 2002	2001	2000	Property, Plant and Equipment** 2002	2001	2000
United States	$7,138	$8,022	$8,569	$1,434	$1,502	$1,791
Canada	383	692	798	63	78	127
Latin America and Mexico	526	826	790	28	45	121
Germany	611	613	584	198	183	165
Asia and Australia	412	518	603	41	12	13
United Kingdom	324	367	385	108	98	145
France	260	311	352	86	80	79
Other	1,004	972	1,009	73	90	164
	$10,658	$12,321	$13,090	$2,031	$2,088	$2,605

** Revenues are attributed to countries based on the location of the customer.*
*** Property, plant and equipment is based on the location of the asset.*

Revenues include sales to the U.S. Government of $1.3 billion in 2002 and $1.2 billion in both 2001 and 2000. Revenues also include sales to DaimlerChrysler, primarily through the Automotive Trim Business, of $1.4 billion and $1.5 billion in 2001 and 2000, respectively.

Quarterly Data

(Unaudited)	2002				2001			
(Dollars in millions except per share amounts)	**Q4**	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Revenues								
Aircraft	$1,396	$1,156	$1,323	$1,047	$1,421	$1,096	$1,258	$1,022
Fastening Systems	412	411	431	396	373	389	451	466
Industrial Products	436	432	505	468	450	434	541	549
Industrial Components	437	399	417	362	743	713	874	832
Finance	181	156	148	145	196	178	164	171
Total revenues	$2,862	$2,554	$2,824	$2,418	$3,183	$2,810	$3,288	$3,040
Segment profit (loss)								
Aircraft	$ 136	$ 90	$ 147	$ 79	$ 136*	$ (25)*	$ 120	$ 107
Fastening Systems	19	21	20	8	(20)	5	35	42
Industrial Products	20	21	12	30	(7)	(12)	65	60
Industrial Components	40	29	24	22	32	23	81	79
Finance	47	19	29	22	62	51	43	49
Total segment profit	262	180	232	161	203	42	344	337
Special charges	(64)	(28)	(26)	(10)	(22)	(338)	(35)	(42)
Total segment operating income (loss)	198	152	206	151	181	(296)	309	295
Gain on sale of businesses, net	(20)	—	25	—	339	3	—	—
Goodwill amortization	—	—	—	—	(23)	(26)	(25)	(24)
Corporate expenses and other, net	(28)	(26)	(31)	(29)	(38)	(33)	(39)	(42)
Interest expense, net	(23)	(30)	(25)	(30)	(37)	(41)	(40)	(44)
Income taxes	11	(19)	(63)	(29)	(158)	69	(72)	(66)
Distribution on preferred securities of manufacturing subsidiary trust, net of income taxes	(7)	(6)	(7)	(6)	(7)	(6)	(7)	(6)
Income (loss) from operations before cumulative effect of change in accounting principle	131	71	105	57	257	(330)	126	113
Cumulative effect of change in accounting principle, net of income taxes***	—	—	—	(488)	—	—	—	—
Net income (loss)	$ 131	$ 71	$ 105	$ (431)	$ 257	$ (330)	$ 126	$ 113
Earnings per common share								
Basic:								
Income (loss) from operations	$ .95	$ .51	$ .75	$ .41	$ 1.82	$ (2.34)	$ .89	$ .80
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	(3.48)	—	—	—	—
Net income (loss)	$ .95	$ .51	$ .75	$ (3.07)	$ 1.82	$ (2.34)	$ .89	$ .80
Average shares outstanding (in thousands)	137,173	137,848	139,486	140,403	141,256	141,196	141,055	140,733
Diluted:								
Income (loss) from operations	$ .95	$ .51	$ .74	$ .40	$ 1.81	$ (2.34)	$ .88	$ .79
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	(3.44)	—	—	—	
Net income (loss)	$ .95	$ .51	$ .74	$ (3.04)	$ 1.81	$ (2.34)	$ .88	$ .79
Average shares outstanding (in thousands)**	138,362	139,145	141,599	141,961	142,460	141,196	143,411	142,752
Segment profit margins								
Aircraft	9.7%	7.8%	11.1%	7.5%	9.6%	(2.3)%	9.5%	10.5%
Fastening Systems	4.6	5.1	4.6	2.0	(5.4)	1.3	7.8	9.0
Industrial Products	4.6	4.9	2.4	6.4	(1.6)	(2.8)	12.0	10.9
Industrial Components	9.2	7.3	5.8	6.1	4.3	3.2	9.3	9.5
Finance	26.0	12.2	19.6	15.2	31.6	28.7	26.2	28.7
Segment profit margin	9.2	7.0	8.2	6.7	6.4	1.5	10.5	11.1
Common stock information								
Price range: High	$44.92	$45.81	$53.17	$51.10	$42.40	$56.90	$59.89	$59.26
Low	$32.49	$34.41	$44.60	$38.98	$31.65	$32.80	$52.95	$45.94
Dividends per share	$ .325	$ .325	$ .325	$ .325	$ .325	$ .325	$ .325	$ .325

* See Management's Discussion and Analysis for Bell Helicopter on pages 22 and 23.

** Assumes full conversion of outstanding preferred stock and exercise of options. The average share base for the third quarter 2001 excludes potentially dilutive common shares (convertible preferred stock and stock options). These shares are excluded due to their antidilutive effect resulting from the loss from operations.

*** Represents transitional goodwill impairment charge taken in the second quarter 2002 and retroactively recorded in the first quarter 2002 as permitted, see Note 7 to consolidated financial statements.

Selected Financial Information

(Dollars in millions except where otherwise noted and per share amounts)	2002	2001	2000	1999	1998
Revenues					
Aircraft	$ 4,922	$ 4,797	$ 4,537	$ 4,147	$ 3,506
Fastening Systems	1,650	1,679	1,996	2,059	1,758
Industrial Products	1,841	1,974	2,248	1,629	1,412
Industrial Components	1,615	3,162	3,618	3,556	2,831
Finance	630	709	691	463	367
Total revenues	$ 10,658	$ 12,321	$ 13,090	$ 11,854	$ 9,874
Segment profit					
Aircraft	$ 452	$ 338	$ 475	$ 384	$ 358
Fastening Systems	68	62	192	204	200
Industrial Products	83	106	296	231	158
Industrial Components	115	215	341	325	270
Finance	117	205	202	132	113
Total segment profit	835	926	1,506	1,276	1,099
Special charges	(128)	(437)	(483)	1	(87)
Total segment operating income	707	489	1,023	1,277	1,012
Gain on sale of businesses, net	5	342	—	—	97
Goodwill amortization	—	(98)	(96)	(75)	(59)
Corporate expenses and other, net	(114)	(152)	(164)	(143)	(141)
Interest expense, net	(108)	(162)	(152)	(29)	(146)
Income taxes	(100)	(227)	(308)	(381)	(294)
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	(26)	(26)	(26)	(26)	(26)
Income from operations*	$ 364	$ 166	$ 277	$ 623	$ 443
Per share of common stock					
Income from operations - basic*	$ 2.62	$ 1.17	$ 1.92	$ 4.14	$ 2.74
Income from operations - diluted*	$ 2.60	$ 1.16	$ 1.90	$ 4.05	$ 2.68
Dividends declared	$ 1.30	$ 1.30	$ 1.30	$ 1.30	$ 1.14
Book value at year-end	$ 24.87	$ 27.76	$ 28.24	$ 29.67	$ 19.27
Common stock price: High	$ 53.17	$ 59.89	$ 74.94	$ 97.00	$ 80.31
Low	$ 32.49	$ 31.65	$ 41.44	$ 68.44	$ 52.06
Year-end	$ 42.16	$ 42.40	$ 46.50	$ 76.69	$ 75.94
Common shares outstanding (in thousands):					
Basic average	138,745	141,050	143,923	150,389	161,254
Diluted average**	140,252	142,937	146,150	153,754	165,374
Year-end	136,500	141,251	140,933	147,002	154,742
Financial position					
Total assets	$ 15,505	$ 16,052	$ 16,370	$ 16,393	$ 13,721
Debt:					
Textron Manufacturing	$ 1,711	$ 1,934	$ 2,084	$ 1,767	$ 2,615
Textron Finance	$ 4,840	$ 4,188	$ 4,667	$ 4,551	$ 2,829
Obligated mandatorily redeemable preferred securities of subsidiary trusts:					
Textron Manufacturing	$ 485	$ 485	$ 484	$ 483	$ 483
Textron Finance	$ 27	$ 28	$ 28	$ 29	$ —
Shareholders' equity	$ 3,406	$ 3,934	$ 3,994	$ 4,377	$ 2,997
Textron Manufacturing debt to total capital (net of cash)	27%	28%	29%	25%	43%
Investment data					
Capital expenditures	$ 319	$ 532	$ 527	$ 532	$ 475
Depreciation	$ 341	$ 400	$ 382	$ 349	$ 292
Research and development	$ 586	$ 689	$ 721	$ 670	$ 613
Other data					
Number of employees at year-end	49,000	51,000	71,000	68,000	64,000
Number of common shareholders at year-end	20,000	21,000	21,000	22,000	23,000

*Before cumulative effect of a change in accounting principle in 2002 and 2000.
**Assumes full conversion of outstanding preferred stock and exercise of stock options.

Transformation Leadership Team

Lewis B. Campbell [1,2]
Chairman, President and
Chief Executive Officer
Textron Inc.

Kirk W. Aubry [2]
Vice President Transformation
Textron Inc.

Kenneth C. Bohlen [2]
Executive Vice President and
Chief Innovation Officer
Textron Inc.

John D. Butler [1,2]
Executive Vice President
Administration and
Chief Human Resources Officer
Textron Inc.

Richard L. Clayton
President
Industrial Components

Ted R. French [1,2]
Executive Vice President and
Chief Financial Officer
Textron Inc.

Stephen A. Giliotti
Chairman, President and
Chief Executive Officer
Textron Financial Corporation

Joachim V. Hirsch
Chairman, President and
Chief Executive Officer
Textron Fastening Systems

Mary L. Howell [1,2]
Executive Vice President Government, Strategy Development
and International, Communications and Investor Relations
Textron Inc.

Gregory E. Hyland
President
Industrial Products

Steven R. Loranger [1,2]
Executive Vice President and
Chief Operating Officer
Textron Inc.

Russell W. Meyer
Chairman and Chief Executive
Officer
Cessna Aircraft Company

John R. Murphey
Chairman and Chief Executive
Officer
Bell Helicopter

Terrence O'Donnell [1,2]
Executive Vice President and
General Counsel
Textron Inc.

Edward H. Orzetti [2]
Vice President Enterprise
Excellence
Textron Inc.

(1) Management Committee Member
(2) Corporate Officer

Corporate Officers

Frederick K. Butler
Vice President Business Ethics
and Corporate Secretary

Marianne Corr
Vice President and Deputy
General Counsel - Litigation

John R. Curran
Vice President Mergers
and Acquisitions

Arnold M. Friedman
Vice President and Deputy General Counsel

Michael Gardner
Vice President Internal Audit

Mary F. Lovejoy
Vice President and Treasurer

George E. Metzger
Vice President Human
Resources and Benefits

Norman B. Richter
Vice President Taxes

Richard F. Smith
Vice President Government
Affairs

Douglas R. Wilburne
Vice President Communications
and Investor Relations

Richard L. Yates
Vice President and Controller

Board of Directors

Lewis B. Campbell (1)
Chairman, President and
Chief Executive Officer
Textron Inc.

H. Jesse Arnelle (2,4)
Of Counsel
Womble Carlyle Sandridge &
Rice

Teresa Beck (2,3)
Former President
American Stores Company

R. Stuart Dickson (1,3)
Chairman of the Executive
Committee
Ruddick Corporation

Lawrence K. Fish (3,4)
Chairman, President and
Chief Executive Officer
Citizens Financial Group, Inc.

Joe T. Ford (3,4)
Chairman
ALLTEL Corporation

Paul E. Gagné (1,2)
Former President and
Chief Executive Officer
Avenor Inc.

John D. Macomber (1,4)
Principal
JDM Investment Group

**Lord Powell of Bayswater
KCMG** (3,4)
Former Foreign Affairs and
Defense Advisor to Prime
Minister Margaret Thatcher

Brian H. Rowe (2,4)
Chairman Emeritus
GE Aircraft Engines

Sam F. Segnar (2,4)
Chairman and Chief Executive
Officer (Retired)
Enron Corporation

Martin D. Walker (2,3)
Principal
MORWAL Investments

Thomas B. Wheeler (3,4)
Chairman and Chief Executive
Officer (Retired)
Mass Mutual Financial Group

Numbers indicate committee memberships
(1) Executive Committee:
Chairman, Lewis B. Campbell
(2) Audit Committee:
Chairman, Paul E. Gagné
(3) Nominating and Board Affairs Committee:
Chairman, R. Stuart Dickson
(4) Organization and Compensation Committee:
Chairman, John D. Macomber

International Advisory Council

Richard R. Burt
Chairman
IEP Advisors, Inc., U.S.A.

Lewis B. Campbell
Chairman, President and
Chief Executive Officer
Textron Inc., U.S.A.

Juan Gallardo
Chairman and Chief Executive
Officer
Grupo Embotelladoras Unidas,
S.A. de C.V., Mexico

Jean Gandois
President
Bureau de Jean Gandois, France

Toyoo Gyohten
President
Institute for International
Monetary Affairs, Japan

Carl H. Hahn
Former Chairman of the Board
of Management
Volkswagen AG, Germany

Mary L. Howell
Executive Vice President Government, Strategy Development
and International, Communications and Investor Relations
Textron Inc., U.S.A.

BG Lee Hsien Yang
President and Chief Executive
Officer
Singapore Telecommunications
Ltd., Singapore

Andrzej Olechowski
Former Foreign Minister, Poland

Lord Powell of Bayswater KCMG
Former Foreign Affairs and
Defense Advisor to Prime Minister Margaret Thatcher,
United Kingdom

Horst Teltschik
Former Member of the Management Board
BMW AG, Germany

Corporate Information

Corporate Headquarters
Textron Inc.
40 Westminster Street
Providence, Rhode Island
02903
(401) 421-2800
www.textron.com

Annual Meeting
Textron's annual meeting of shareholders will be held on Wednesday, April 23, 2003, at 10:30 a.m. at the Rhode Island Convention Center, Providence, Rhode Island.

Transfer Agent, Registrar and Dividend Paying Agent
For shareholder services such as change of address, lost certificates or dividend checks, change in registered ownership, preferred stock conversion services or the Dividend Reinvestment Plan, write or call:

Wachovia Bank, N.A.
Shareholder Services Group
1525 West W.T. Harris
Boulevard, 3C3
Charlotte, NC 28288
(800) 829-8432
www.wachovia.com/shareholderservices

Dividend Reinvestment Plan
A Dividend Reinvestment Plan, offered through Wachovia Bank, N.A., provides shareholders of Textron common stock a convenient way to purchase additional shares without paying brokerage, commision or other service fees. More information and an authorization form may be obtained by writing or calling Wachovia, or, you may visit Wachovia's web site on the Internet at www.wachovia.com/shareholderservices.

Stock Exchange Information (Symbol: TXT)
Textron common stock is listed on the New York, Chicago and Pacific Stock Exchanges. Textron's preferred stocks ($2.08 and $1.40) are traded only on the New York Stock Exchange.

Investor Relations/ Public Relations
Textron Inc.
Communications and Investor Relations Department
40 Westminster Street
Providence, Rhode Island
02903

Investors and security analysts should call: (401) 457-2288

Members of the news media should call: (401) 457-2394

For more information regarding Textron and its businesses, visit our web site on the Internet at www.textron.com.

Company Publications and General Information
To receive a copy of Textron's Forms 10-K and 10-Q, proxy statement, Annual Report or the most recent company news and earnings press releases, call (888) TXT-LINE or send your written request to Textron's Communications and Investor Relations department at the address listed above.

Textron is an Equal Opportunity Employer

The following notes and calculation pertain to the table on page 4:

(1) Excludes $128 million in 2002 and $437 million in 2001 of pre-tax special charges primarily related to restructuring activities and goodwill and other intangible asset impairment charges. Goodwill amortization expense of $98 million has been excluded from 2001 to conform to 2002 presentation.

(2) Income and EPS are before cumulative effect of change in accounting principle.

(3) In 2002, Textron changed the definition of Free Cash Flow to include only the items noted in this reconciliation. Prior period amounts have been reclassified to conform with this presentation. Free cash flow in 2002 includes Textron Manufacturing's net cash provided by operating activities of $522 million, after-tax cash used for restructuring activities of $60 million and proceeds on sale of fixed assets of $67 million, less capital expenditures of $279 million and capital lease additions of $23 million. Free Cash Flow in 2001 includes Textron Manufacturing's net cash provided by operating activities of $733 million, after-tax cash used for restructuring activities of $67 million, proceeds on sale of fixed assets of $83 million, less capital expenditures of $514 million.

(4) **Textron ROIC**

(Dollars in millions)	2002	2001
ROIC Income		
Income before cumulative effect of change in accounting principle	$ 364	$166
Special Items:		
Special charges	128	437
Other costs related to restructuring	22	34
Gain on sale of Trim, net of loss on sale of Snorkel	(5)	(339)
Tax impact of special items	(87)	34
Distributions on preferred securities of subsidiary trusts, net of taxes	26	26
Amortization, net of taxes	7	94
Interest expense, net of taxes	67	101
Interest cost on accrued postretirement benefits other than pensions, net of taxes	28	31
ROIC Income	$ 550	$ 584
Invested Capital (Average)		
Total Shareholders' Equity	$ 3,670	$ 3,964
Total debt	1,823	2,009
Cash and cash equivalents	(264)	(262)
Due from Textron Finance	(255)	(255)
Textron - obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Textron junior subordinated debt securities	485	485
Accrued postretirement benefits other than pensions, net of taxes	387	419
Eliminate impact of Trim divestiture		179
Invested Capital	$ 5,846	$ 6,539
Return on Invested Capital	9.4%	8.9%

(5) Special items in 2002 include pre-tax special charges for restructuring of $0.64 and the write-down of C&A common stock of $0.27, along with other costs related to restructuring included in segment profit of $0.16, less net gains on sale of businesses of $0.04 and the tax impact of special items of $0.62. Special items in 2001 include pre-tax special charges for restructuring of $0.76 and goodwill and other intangible asset impairment charges of $2.29, along with other costs related to restructuring included in segment profit of $0.24 and the tax impact of special items of $0.24, less gains on sale of businesses of $2.37.

Design: Jack Hough Associates Inc. Norwalk, CT

TEXTRON

Textron Inc.
40 Westminster Street
Providence, Rhode Island 02903
(401) 421-2800
www.textron.com

The people shown in the pages of this annual report are the men and women of Textron, working every day to create value and reach their potential. They are listed, from left to right, as they first appear in this book.

Tana Tennyson, Supply Chain Product Development Program Lead, Cessna Aircraft Company (pages 1, 13)

Jim Cunningham, Principal Systems Engineer, Textron Systems (page 1)

Gary Hunter, Principal Process Analyst, Textron Systems (pages 1, 15)

Brad Lowman, ERP Project Manager, Planning & Inventory, Textron Systems (pages 1, 8)

Rainer Hahner, Director, System Development, R&D, Kautex Germany (pages 1, 9)

Markus Sahner, Plant Manager, Textron Fastening Systems Germany (pages 2, 11)

Keith Morris, Product Manager, Automation Equipment, Textron Fastening Systems (page 2)

Joy Field, Financial/Marketing Analyst, Textron Financial (page 2, 12)

Javier Herrero, Engineer, Cessna Aircraft Company (page 2)

Vernon Chang, Sr. Engineer, Cessna Aircraft Company (page 2, 6)

Lewis B. Campbell, Chairman, President and CEO, Textron Inc. (page 3)

Brigette Blair, Manager, Human Resources, Textron Information Services (pages 4, 14)

Dieter Werner, Test Technician, Validation/Testing, System Development, R&D, Kautex Germany (pages 4, 9)

David Porter, Vice President, Organization Effectiveness, Cessna Aircraft Company (page 5)

Tom Ackerman, Business Development Mgr, Airborn Surveillance Systems, Textron Systems (pages 5, 15)

Wanda Burghart, Director, HR Development and Training, Bell Helicopter (page 5)

Deana DeCarlo-Caito, Program Manager, Textron Financial (pages 6, 12)

Joe Morrissey, Production Manager, Textron Systems (page 7)

Wayne Brown, Senior Instructor Pilot, Bell Customer Training Academy, Bell Helicopter (pages 7, 10)

Norm Baker, Assistant Project Engineer, CJ3, Cessna Aircraft Company (pages 7, 13)

Paula Gruslin, Manager Human Resource Planning & Analysis, Industrial Products/Industrial Components (pages 7, 14)

Steve Veilleux, Six Sigma Black Belt, Textron Systems (page 8)

Keith Harwood, Industrial Engineer, Six Sigma Green Belt, Textron Systems (page 8)

Frank Hallahan, Sr. Manufacturing Engineer, Textron Systems (page 8)

John Williams, Senior Instructor Pilot, Bell Customer Training Academy, Bell Helicopter (page 10)

Manny Bitsakis, Strategic Sourcing Commodity Team Leader, Bell Helicopter (page 10)

David Zaldivar, Raw Materials Commodity Team Leader, Cessna Aircraft Company (page 10)

William Kevin John II, Executive Desktop Support Engineer, Textron Fastening Systems (page 11)

Robert Samy, Lead Programmer Analyst, Textron Financial (page 12)

Jeff Molde, Experimental, Sheet Metal Lead Assembly, Cessna Aircraft Company (page 13)

Larry Gallardo, Experimental, Sheet Metal Assembler, Cessna Aircraft Company (page 13)

Mike Hood, Vice President, Human Resources, Textron Power Transmission (page 14)

Larry Lassiter, Vice President, Learning & Development, Textron Financial (page 14)

Claudia Mojkowski, Vice President, Human Resources, Textron Financial (page 14)

Lori Andreozzi, Human Resource Administrator, Executive Development, Textron Inc. (page 14)

Gary Hunter, Principal Process Analyst, Textron Systems (page 15)

Richard Sterchele, Business Development Manager – Smart Weapons, Textron Systems (page 15)